Financial Highlights

UDR, Inc.
As of End of Third Quarter 2019
(Unaudited) [1]

Dollars in thousands, except per share and unit	Actual Results 3Q 2019	Actual Results YTD 2019	Guidance as of September 30, 2019 4Q 2019	Guidance as of September 30, 2019 Full-Year 2019
GAAP Metrics				
Net income/(loss) attributable to UDR, Inc.	$27,204	$87,326	--	--
Net income/(loss) attributable to common stockholders	$26,173	$84,253	--	--
Income/(loss) per weighted average common share, diluted	$0.09	$0.30	$0.36 to $0.38	$0.68 to $0.70
Per Share Metrics				
FFO per common share and unit, diluted	$0.53	$1.57	$0.45 to $0.47	$2.03 to $2.05
FFO as Adjusted per common share and unit, diluted	$0.52	$1.54	$0.53 to $0.55	$2.07 to $2.09
Adjusted Funds from Operations ("AFFO") per common share and unit, diluted	$0.48	$1.44	$0.47 to $0.49	$1.91 to $1.93
Dividend declared per share and unit	$0.3425	$1.0275	$0.3425	$1.37 [2]
Same-Store Operating Metrics				
Revenue growth	3.7%	3.7%	--	3.50% - 3.90%
Expense growth	3.1%	2.9%	--	2.40% - 2.80%
NOI growth	3.9%	4.0%	--	4.00% - 4.40%
Physical Occupancy	96.9%	96.9%	--	96.8% - 97.0%

Property Metrics	Homes	Communities	% of Total NOI
Same-Store	38,177	123	76.9%
Stabilized, Non-Mature	3,149	9	7.5%
Acquired Communities	1,704	4	1.7%
Redevelopment	653	2	1.7%
Development, completed	-	-	-
Non-Residential / Other	N/A	N/A	2.2%
Joint Venture (includes completed Joint Venture developments) [3]	7,453	29	9.9%
Developer Capital Program - West Coast Development JV	276	1	0.1%
Total completed homes	51,412	168	100%
Under Development	292	1	-
Joint Venture Under Development	366	1	-
Total Quarter-end homes [3][4]	52,070	170	100%

Balance Sheet Metrics (adjusted for non-recurring items)

	3Q 2019	3Q 2018
Consolidated Interest Coverage Ratio	4.8x	4.7x
Consolidated Fixed Charge Coverage Ratio	4.7x	4.5x
Consolidated Debt as a percentage of Total Assets	31.0%	33.7%
Consolidated Net Debt-to-EBITDAre	5.5x	5.7x



The Commons at Windsor Gardens, Boston, MA

3Q 2019 Acquisitions



1301 Thomas Circle, Washington, DC

(1) See Attachment 16 for definitions and other terms.

(2) Annualized for 2019.

(3) Joint venture NOI is based on UDR's share. Homes and communities at 100%.

(4) Excludes 2,082 homes that are part of the Developer Capital Program - Other as described in Attachment 12(B).



Attachment 1

UDR, Inc.
Consolidated Statements of Operations
(Unaudited) [1]

In thousands, except per share amounts	Three Months Ended September 30,		Nine Months Ended September 30,	
	2019	2018	2019	2018
REVENUES:				
Rental income	$ 289,008	$ 263,256	$ 835,393	$ 770,373
Joint venture management and other fees [2]	6,386	2,888	11,982	8,819
Total revenues	295,394	266,144	847,375	779,192
OPERATING EXPENSES:				
Property operating and maintenance	46,869	44,090	131,702	126,129
Real estate taxes and insurance	38,490	34,352	110,624	99,541
Property management	8,309	7,240	24,018	21,185
Other operating expenses	2,751	3,314	11,132	8,148
Real estate depreciation and amortization	127,391	107,881	357,793	322,537
General and administrative	12,197	11,896	37,002	36,028
Casualty-related charges/(recoveries), net	(1,088)	678	(842)	2,364
Other depreciation and amortization	1,619	1,682	4,953	5,057
Total operating expenses	236,538	211,133	676,382	620,989
Gain/(loss) on sale of real estate owned	-	-	5,282	70,300
Operating income	58,856	55,011	176,275	228,503
Income/(loss) from unconsolidated entities [3]	12,713	(1,382)	19,387	(5,091)
Interest expense	(36,240)	(33,994)	(104,199)	(95,535)
(Cost)/benefit associated with debt extinguishment and other	(6,283)	(407)	(6,283)	(407)
Total interest expense	(42,523)	(34,401)	(110,482)	(95,942)
Interest income and other income/(expense), net [4]	1,875	1,188	12,998	5,075
Income/(loss) before income taxes	30,921	20,416	98,178	132,545
Tax (provision)/benefit, net [3] [4]	(1,499)	(158)	(3,836)	(618)
Net Income/(loss)	29,422	20,258	94,342	131,927
Net (income)/loss attributable to redeemable noncontrolling interests in the OP and DownREIT Partnership	(2,162)	(1,616)	(6,871)	(10,819)
Net (income)/loss attributable to noncontrolling interests	(56)	(32)	(145)	(141)
Net income/(loss) attributable to UDR, Inc.	27,204	18,610	87,326	120,967
Distributions to preferred stockholders - Series E (Convertible)	(1,031)	(971)	(3,073)	(2,897)
Net income/(loss) attributable to common stockholders	$ 26,173	$ 17,639	$ 84,253	$ 118,070
Income/(loss) per weighted average common share - basic:	$0.09	$0.07	$0.30	$0.44
Income/(loss) per weighted average common share - diluted:	$0.09	$0.07	$0.30	$0.44
Common distributions declared per share	$0.3425	$0.3225	$1.0275	$0.9675
Weighted average number of common shares outstanding - basic	288,706	267,727	282,598	267,529
Weighted average number of common shares outstanding - diluted	289,529	268,861	283,292	269,020

(1) See Attachment 16 for definitions and other terms.

(2) During the three months ended September 30, 2019, UDR earned a development success fee of approximately $3.8 million as a result of meeting specific return thresholds.

(3) During the three and nine months ended September 30, 2019, UDR recorded unrealized gains on unconsolidated technology investments, net of tax, of approximately $3.1 million and $3.4 million, respectively. The estimated tax provision on the unrealized gains for the three and nine months ended September 30, 2019, were approximately $1.2 million and $1.3 million, respectively.

(4) During the nine months ended September 30, 2019, UDR earned a promoted interest of $8.5 million on the payment of a promissory note receivable from a multifamily technology company. The estimated tax provision on the payment was approximately $2.0 million.



Attachment 2

UDR, Inc.
Funds From Operations
(Unaudited) [1]

In thousands, except per share and unit amounts	Three Months Ended September 30,		Nine Months Ended September 30,	
	2019	2018	2019	2018
Net income/(loss) attributable to common stockholders	$ 26,173	$ 17,639	$ 84,253	$ 118,070
Real estate depreciation and amortization	127,391	107,881	357,793	322,537
Noncontrolling interests	2,218	1,648	7,016	10,960
Real estate depreciation and amortization on unconsolidated joint ventures	14,615	15,979	45,500	45,831
Cumulative effect of change in accounting principle	-	-	-	(2,100)
Net gain on the sale of unconsolidated depreciable property	(5,259)	-	(10,510)	-
Net gain on the sale of depreciable real estate owned	-	-	-	(70,300)
Funds from operations ("FFO") attributable to common stockholders and unitholders, basic	$ 165,138	$ 143,147	$ 484,052	$ 424,998
Distributions to preferred stockholders - Series E (Convertible) [2]	1,031	971	3,073	2,897
FFO attributable to common stockholders and unitholders, diluted	$ 166,169	$ 144,118	$ 487,125	$ 427,895
FFO per weighted average common share and unit, basic	$ 0.53	$ 0.49	$ 1.58	$ 1.46
FFO per weighted average common share and unit, diluted	$ 0.53	$ 0.49	$ 1.57	$ 1.44
Weighted average number of common shares and OP/DownREIT Units outstanding - basic	310,917	292,285	305,666	292,075
Weighted average number of common shares, OP/DownREIT Units, and common stock equivalents outstanding - diluted	314,751	296,430	309,371	296,577
Impact of adjustments to FFO:				
Cost/(benefit) associated with debt extinguishment and other	$ 6,283	$ 482	$ 6,283	$ 482
Promoted interest on settlement of note receivable, net of tax [3]	-	-	(6,482)	-
Legal and other costs [4]	-	563	3,660	1,188
Net gain on the sale of non-depreciable real estate owned	-	-	(5,282)	-
Unrealized gain on unconsolidated investments, net of tax [3]	(3,144)	-	(3,373)	-
Joint venture development success fee [3]	(3,750)	-	(3,750)	-
Severance costs and other restructuring expense	274	-	274	-
Casualty-related charges/(recoveries), net	(1,088)	740	(827)	2,555
Casualty-related charges/(recoveries) on unconsolidated joint ventures, net	(651)	-	(424)	-
	$ (2,076)	$ 1,785	$ (9,921)	$ 4,225
FFO as Adjusted attributable to common stockholders and unitholders, diluted	$ 164,093	$ 145,903	$ 477,204	$ 432,120
FFO as Adjusted per weighted average common share and unit, diluted	$ 0.52	$ 0.49	$ 1.54	$ 1.46
Recurring capital expenditures	(13,177)	(14,949)	(33,145)	(34,399)
AFFO attributable to common stockholders and unitholders, diluted	$ 150,916	$ 130,954	$ 444,059	$ 397,721
AFFO per weighted average common share and unit, diluted	$ 0.48	$ 0.44	$ 1.44	$ 1.34

(1) See Attachment 16 for definitions and other terms.

(2) Series E preferred shares are dilutive for purposes of calculating FFO per share for the three and nine months ended September 30, 2019 and September 30, 2018. Consequently, distributions to Series E preferred stockholders are added to FFO and the weighted average number of shares are included in the denominator when calculating FFO per common share and unit, diluted.

(3) See footnotes 2, 3 and 4 on Attachment 1.

(4) During 1Q19, UDR adopted ASU No. 2016-02, *Leases (codified as ASC 842)*, which changed how UDR recognizes costs incurred to obtain resident and retail leases. Prior to adoption, UDR deferred and amortized over the lease term certain direct leasing costs. Under the updated standard, only those direct costs that are incremental to the arrangement may be deferred and any direct costs to negotiate or arrange a lease that would have been incurred regardless of whether the lease was obtained ("non-incremental costs") shall be expensed as incurred. The standard also provided a practical expedient whereby an entity need not reassess direct costs for any pre-existing leases upon adoption. As such, the adoption of the standard resulted in UDR expensing any new non-incremental costs as incurred and continuing to amortize the pre-existing non-incremental costs deferred upon adoption over the remaining lease terms. The impact for the nine months ended September 30, 2019 for the amortization expense related to the pre-existing non-incremental costs was $1.1 million, which is backed out for FFO as Adjusted in Legal and other costs.



Attachment 3

UDR, Inc.
Consolidated Balance Sheets
(Unaudited) [1]

In thousands, except share and per share amounts	September 30, 2019	December 31, 2018
ASSETS		
Real estate owned:		
Real estate held for investment	$ 11,542,550	$ 10,196,159
Less: accumulated depreciation	(4,000,608)	(3,654,160)
Real estate held for investment, net	7,541,942	6,541,999
Real estate under development		
(net of accumulated depreciation of $0 and $0)	21,845	-
Total real estate owned, net of accumulated depreciation	7,563,787	6,541,999
Cash and cash equivalents	1,895	185,216
Restricted cash	21,646	23,675
Notes receivable, net	37,899	42,259
Investment in and advances to unconsolidated joint ventures, net	791,180	780,869
Operating lease right-of-use assets [2]	135,889	-
Other assets	145,301	137,710
Total assets	$ 8,697,597	$ 7,711,728
LIABILITIES AND EQUITY		
Liabilities:		
Secured debt	$ 600,624	$ 601,227
Unsecured debt	3,335,273	2,946,560
Operating lease liabilities [2]	130,135	-
Real estate taxes payable	42,031	20,608
Accrued interest payable	27,577	38,747
Security deposits and prepaid rent	36,382	35,060
Distributions payable	108,939	97,666
Accounts payable, accrued expenses, and other liabilities	72,680	76,343
Total liabilities	4,353,641	3,816,211
Redeemable noncontrolling interests in the OP and DownREIT Partnership	1,072,181	972,740
Equity:		
Preferred stock, no par value; 50,000,000 shares authorized		
2,780,994 shares of 8.00% Series E Cumulative Convertible issued		
and outstanding (2,780,994 shares at December 31, 2018)	46,200	46,200
14,986,275 shares of Series F outstanding (15,802,393 shares		
at December 31, 2018)	1	1
Common stock, $0.01 par value; 350,000,000 shares authorized		
292,948,423 shares issued and outstanding (275,545,900 shares at December 31, 2018)	2,929	2,755
Additional paid-in capital	5,702,782	4,920,732
Distributions in excess of net income	(2,496,328)	(2,063,996)
Accumulated other comprehensive income/(loss), net	(9,022)	(67)
Total stockholders' equity	3,246,562	2,905,625
Noncontrolling interests	25,213	17,152
Total equity	3,271,775	2,922,777
Total liabilities and equity	$ 8,697,597	$ 7,711,728

(1) See Attachment 16 for definitions and other terms.

(2) During 1Q19, UDR adopted ASU No. 2016-02, *Leases (codified as ASC 842)* . The updated standard requires lessees to recognize a lease liability and a right-of-use asset for all leases on their balance sheets (with certain exceptions provided by the standard). The standard also provides a transition option that permits entities to not recast the comparative periods presented when transitioning to the standard. Given that UDR elected the transition option, there are no comparable balances as of December 31, 2018.



Attachment 4(A)

UDR, Inc.
Selected Financial Information
(Unaudited) [1]

Common Stock and Equivalents	September 30, 2019	December 31, 2018
Common shares	292,698,929	275,239,072
Restricted shares	249,494	306,828
Total common shares	292,948,423	275,545,900
Restricted unit and common stock equivalents	676,266	385,088
Operating and DownREIT Partnership units	20,364,283	22,800,064
Class A Limited Partnership units	1,751,671	1,751,671
Series E cumulative convertible preferred shares [2]	3,010,843	3,010,843
Total common shares, OP/DownREIT units, and common stock equivalents	318,751,486	303,493,566

Weighted Average Number of Shares Outstanding	3Q 2019	3Q 2018
Weighted average number of common shares and OP/DownREIT units outstanding - basic	310,917,284	292,284,954
Weighted average number of OP/DownREIT units outstanding	(22,210,886)	(24,557,672)
Weighted average number of common shares outstanding - basic per the Consolidated Statements of Operations	288,706,398	267,727,282
Weighted average number of common shares, OP/DownREIT units, and common stock equivalents outstanding - diluted	314,750,616	296,430,410
Weighted average number of OP/DownREIT units outstanding	(22,210,886)	(24,557,672)
Weighted average number of Series E cumulative convertible preferred shares outstanding [3]	(3,010,843)	(3,010,843)
Weighted average number of common shares outstanding - diluted per the Consolidated Statements of Operations	289,528,887	268,861,895

	Year-to-Date 2019	Year-to-Date 2018
Weighted average number of common shares and OP/DownREIT units outstanding - basic	305,667,140	292,074,936
Weighted average number of OP/DownREIT units outstanding	(23,068,376)	(24,546,206)
Weighted average number of common shares outstanding - basic per the Consolidated Statements of Operations	282,598,764	267,528,730
Weighted average number of common shares, OP/DownREIT units, and common stock equivalents outstanding - diluted	309,371,460	296,577,451
Weighted average number of OP/DownREIT units outstanding	(23,068,376)	(24,546,206)
Weighted average number of Series E cumulative convertible preferred shares outstanding [3]	(3,010,843)	(3,010,843)
Weighted average number of common shares outstanding - diluted per the Consolidated Statements of Operations	283,292,241	269,020,402

(1) See Attachment 16 for definitions and other terms.

(2) At September 30, 2019 and December 31, 2018 there were 2,780,994 of Series E cumulative convertible preferred shares outstanding, which is equivalent to 3,010,843 shares of common stock if converted (after adjusting for the special dividend paid in 2008).

(3) Series E cumulative convertible preferred shares are anti-dilutive for purposes of calculating Income/(loss) per weighted average common share for the three and nine months ended September 30, 2019 and September 30, 2018.



Attachment 4(B)

UDR, Inc.
Selected Financial Information
(Unaudited) [1]

Debt Structure, In thousands		Balance	% of Total	Weighted Average Interest Rate [8]	Weighted Average Years to Maturity [2] [8]
Secured	Fixed	$ 572,670	14.4%	3.55%	6.6
	Floating	27,000	0.7%	2.07%	12.5
	Combined	599,670	15.1%	3.49%	6.8
Unsecured	Fixed	3,230,644 [3]	81.6%	3.58%	7.1
	Floating	129,447	3.3%	2.63%	1.5
	Combined	3,360,091	84.9%	3.54%	6.9
Total Debt	Fixed	3,803,314	96.0%	3.57%	7.0
	Floating	156,447	4.0%	2.53%	3.4
	Combined	3,959,761	100.0%	3.53%	6.9
	Total Non-Cash Adjustments [4]	(23,864)			
	Total per Balance Sheet	$ 3,935,897		3.63%	

Debt Maturities, In thousands

	Secured Debt [5]	Unsecured Debt [5]	Revolving Credit Facilities & Comm. Paper [2] [6] [7]	Balance	% of Total	Weighted Average Interest Rate [8]
2019	$ 974	$ -	$ 60,000	$ 60,974	1.6%	2.31%
2020	108,077	-	-	108,077	2.7%	4.26%
2021	1,117	-	34,447	35,564	0.9%	2.86%
2022	1,157	400,000 [8]	-	401,157	10.1%	4.62%
2023	41,245	350,000	-	391,245	9.9%	2.19%
2024	-	315,644	-	315,644	8.0%	3.93%
2025	127,600	300,000	-	427,600	10.8%	4.26%
2026	50,000	300,000	-	350,000	8.8%	2.99%
2027	-	300,000	-	300,000	7.6%	3.50%
2028	80,000	300,000	-	380,000	9.6%	3.62%
Thereafter	189,500	1,000,000	-	1,189,500	30.0%	3.39%
	599,670	3,265,644	94,447	3,959,761	100.0%	3.53%
Total Non-Cash Adjustments [4]	954	(24,818)	-	(23,864)		
Total per Balance Sheet	$ 600,624	$ 3,240,826	$ 94,447	$ 3,935,897		3.63%

(1) See Attachment 16 for definitions and other terms.

(2) The 2019 maturity reflects the $60.0 million of principal outstanding at an interest rate of 2.28%, an equivalent of LIBOR plus a spread of 25 basis points, on the Company's unsecured commercial paper program as of September 30, 2019. Under the terms of the program the Company may issue up to a maximum aggregate amount outstanding of $500.0 million. If the commercial paper was refinanced using the line of credit, the weighted average years to maturity would be 6.9 years without extensions and 7.0 years with extensions.

(3) Includes $315.0 million of floating rate debt that has been fixed using interest rate swaps at a weighted average all-in rate of 1.93% until January 2020 and 2.55% from January 2020 until January 2021.

(4) Includes the unamortized balance of fair market value adjustments, premiums/discounts and deferred financing costs.

(5) Includes principal amortization, as applicable.

(6) There were no borrowings outstanding on our $1.1 billion line of credit at September 30, 2019. The facility has a maturity date of January 2023, plus two six-month extension options and carries an interest rate equal to LIBOR plus a spread of 82.5 basis points.

(7) There was $34.4 million outstanding on our $75.0 million working capital credit facility at September 30, 2019. The facility has a maturity date of January 2021. The working capital credit facility carries an interest rate equal to LIBOR plus a spread of 82.5 basis points.

(8) After giving effect to the October 2019 reopening issuance of $100 million of 3.20% unsecured debt maturing January 2030, the new October 2019 issuance of $300 million of 3.10% unsecured debt maturing November 2034, and the November 2019 redemption of $400 million of 4.625% unsecured debt maturing January 2022, the weighted average interest rate would be approximately 3.38% (3.45% after non-cash adjustments) and the weighted average years to maturity would be approximately 8.0 years.



Attachment 4(C)

UDR, Inc.
Selected Financial Information
(Dollars in Thousands)
(Unaudited) [1]

Coverage Ratios		Quarter Ended September 30, 2019
Net income/(loss)	$	29,422
Adjustments:		
Interest expense, including costs associated with debt extinguishment		42,523
Real estate depreciation and amortization		127,391
Other depreciation and amortization		1,619
Tax provision/(benefit), net		1,499
Adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures		19,670
EBITDAre	$	222,124
Casualty-related charges/(recoveries), net		(1,088)
Casualty-related charges/(recoveries) on unconsolidated joint ventures, net		(651)
Unrealized gain on unconsolidated investments, net of tax		(3,144)
Joint venture development success fee		(3,750)
Severance costs and other restructuring expense		274
(Income)/loss from unconsolidated entities		(12,713)
Adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures		(19,670)
Management fee expense on unconsolidated joint ventures		(1,229)
Consolidated EBITDAre - adjusted for non-recurring items	$	180,153
Annualized consolidated EBITDAre - adjusted for non-recurring items	$	720,612
Interest expense, including costs associated with debt extinguishment		42,523
Capitalized interest expense		1,407
Total interest	$	43,930
Costs associated with debt extinguishment		(6,283)
Total interest - adjusted for non-recurring items	$	37,647
Preferred dividends	$	1,031
Total debt	$	3,935,897
Cash		(1,895)
Net debt	$	3,934,002
Consolidated Interest Coverage Ratio - adjusted for non-recurring items		**4.8x**
Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items		**4.7x**
Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items		**5.5x**

Debt Covenant Overview

Unsecured Line of Credit Covenants [2]	Required	Actual	Compliance
Maximum Leverage Ratio	≤60.0%	31.8% [2]	Yes
Minimum Fixed Charge Coverage Ratio	≥1.5x	4.2x	Yes
Maximum Secured Debt Ratio	≤40.0%	10.4%	Yes
Minimum Unencumbered Pool Leverage Ratio	≥150.0%	375.8%	Yes

Senior Unsecured Note Covenants [3]	Required	Actual	Compliance
Debt as a percentage of Total Assets	≤65.0%	31.1% [3]	Yes
Consolidated Income Available for Debt Service to Annual Service Charge	≥1.5x	5.8x	Yes
Secured Debt as a percentage of Total Assets	≤40.0%	4.7%	Yes
Total Unencumbered Assets to Unsecured Debt	≥150.0%	320.5%	Yes

Securities Ratings	Debt	Outlook	Commercial Paper
Moody's Investors Service	Baa1	Stable	P-2
S&P Global Ratings	BBB+	Stable	A-2

Asset Summary	Number of Homes	3Q 2019 NOI [1] ($000s)	% of NOI	Gross Carrying Value ($000s)	% of Total Gross Carrying Value
Unencumbered assets	38,947	$ 183,070	89.9%	$ 10,368,699	89.7%
Encumbered assets	4,736	20,579	10.1%	1,195,696	10.3%
	43,683	$ 203,649	100.0%	$ 11,564,395	100.0%

(1) See Attachment 16 for definitions and other terms.
(2) As defined in our credit agreement dated September 27, 2018.
(3) As defined in our indenture dated November 1, 1995 as amended, supplemented or modified from time to time.



Attachment 5

UDR, Inc.
Operating Information
(Unaudited) [1]

Dollars in thousands	Total Homes	Quarter Ended September 30, 2019	Quarter Ended June 30, 2019	Quarter Ended March 31, 2019	Quarter Ended December 31, 2018	Quarter Ended September 30, 2018
Revenues						
Same-Store Communities	38,177	$ 244,860	$ 242,222	$ 239,004	$ 236,291	$ 236,224
Stabilized, Non-Mature Communities	3,149	24,174	21,124	16,114	10,032	6,300
Acquired Communities	1,704	5,447	886	-	-	-
Redevelopment Communities	653	6,979	7,487	7,883	8,081	8,105
Development Communities	-	-	-	-	-	-
Non-Residential / Other [2]	-	7,548	6,120	4,259	6,626	8,147
Total	43,683	$ 289,008	$ 277,839	$ 267,260	$ 261,030	$ 258,776
Expenses						
Same-Store Communities		$ 70,698	$ 67,266	$ 68,071	$ 67,239	$ 68,547
Stabilized, Non-Mature Communities		7,219	5,999	4,658	3,186	3,251
Acquired Communities		1,671	358	-	-	-
Redevelopment Communities		3,170	2,575	2,651	2,570	2,821
Development Communities		-	-	-	-	-
Non-Residential / Other [2]		2,601	2,530	2,859	2,930	2,419
Total [3]		$ 85,359	$ 78,728	$ 78,239	$ 75,925	$ 77,038
Net Operating Income						
Same-Store Communities		$ 174,162	$ 174,956	$ 170,933	$ 169,052	$ 167,677
Stabilized, Non-Mature Communities		16,955	15,125	11,456	6,846	3,049
Acquired Communities		3,776	528	-	-	-
Redevelopment Communities		3,809	4,912	5,232	5,511	5,284
Development Communities		-	-	-	-	-
Non-Residential / Other [2]		4,947	3,590	1,400	3,696	5,728
Total		$ 203,649	$ 199,111	$ 189,021	$ 185,105	$ 181,738
Operating Margin						
Same-Store Communities		71.1%	72.2%	71.5%	71.5%	71.0%
Weighted Average Physical Occupancy						
Same-Store Communities		96.9%	96.9%	96.8%	96.8%	96.8%
Stabilized, Non-Mature Communities		95.0%	93.3%	89.8%	82.7%	74.2%
Acquired Communities		92.8%	71.1%	-	-	-
Redevelopment Communities		89.9%	93.1%	96.6%	97.4%	97.7%
Development Communities		-	-	-	-	-
Other [4]		-	-	-	-	95.7%
Total		96.5%	96.4%	96.5%	96.4%	96.0%
Sold and Held for Disposition Communities						
Revenues	-	$ -	$ 624	$ 662	$ 3,702	$ 4,480
Expenses [3]		-	-	-	1,395	1,404
Net Operating Income/(Loss)		$ -	$ 624	$ 662	$ 2,307	$ 3,076
Total	43,683	$ 203,649	$ 199,735	$ 189,683	$ 187,412	$ 184,814

(1) See Attachment 16 for definitions and other terms.
(2) Primarily non-residential revenue and expense and straight-line adjustment for concessions.
(3) The summation of Total expenses and Sold and Held for Disposition Communities expenses above agrees to the summation of property operating and maintenance and real estate taxes and insurance expenses on Attachment 1.
(4) Includes occupancy of Sold and Held for Disposition Communities.



Attachment 6

UDR, Inc.
Same-Store Operating Expense Information
(Dollars in Thousands)
(Unaudited) [1]

Year-Over-Year Comparison	% of 3Q 2019 SS Operating Expenses		3Q 2019		3Q 2018	% Change
Personnel	19.6%	$	13,848	$	15,448	-10.4%
Utilities	13.8%		9,721		9,553	1.8%
Repair and maintenance	14.9%		10,519		8,951	17.5%
Administrative and marketing	7.4%		5,261		4,935	6.6%
Controllable expenses	55.7%		39,349		38,887	1.2%
Real estate taxes [2]	40.5%	$	28,688	$	27,126	5.8%
Insurance	3.8%		2,661		2,534	5.0%
Same-Store operating expenses [2]	100.0%	$	70,698	$	68,547	3.1%
Same-Store Homes	38,177					

Sequential Comparison	% of 3Q 2019 SS Operating Expenses		3Q 2019		2Q 2019	% Change
Personnel	19.6%	$	13,848	$	13,780	0.5%
Utilities	13.8%		9,721		8,933	8.8%
Repair and maintenance	14.9%		10,519		9,663	8.9%
Administrative and marketing	7.4%		5,261		4,657	13.0%
Controllable expenses	55.7%		39,349		37,033	6.3%
Real estate taxes [2]	40.5%	$	28,688	$	27,625	3.8%
Insurance	3.8%		2,661		2,608	2.0%
Same-Store operating expenses [2]	100.0%	$	70,698	$	67,266	5.1%
Same-Store Homes	38,177					

Year-to-Date Comparison	% of YTD 2019 SS Operating Expenses		YTD 2019		YTD 2018	% Change
Personnel	20.2%	$	41,289	$	44,818	-7.9%
Utilities	13.9%		28,295		27,938	1.3%
Repair and maintenance	14.0%		28,558		24,543	16.4%
Administrative and marketing	6.8%		13,903		13,233	5.1%
Controllable expenses	54.9%		112,045		110,532	1.4%
Real estate taxes [2]	41.2%	$	84,194	$	80,488	4.6%
Insurance	3.9%		8,037		7,452	7.9%
Same-Store operating expenses [2]	100.0%	$	204,276	$	198,472	2.9%
Same-Store Homes	37,959					

(1) See Attachment 16 for definitions and other terms.

(2) The year-over-year, sequential and year-to-date comparisons presented above include $280 thousand, $280 thousand and $412 thousand, respectively, of higher New York real estate taxes due to 421g exemption and abatement reductions.



Attachment 7(A)

UDR, Inc.
Apartment Home Breakout
Portfolio Overview as of Quarter Ended
September 30, 2019
(Unaudited) [1]

	Total Same-Store Homes	Non-Mature Homes		Total Consolidated Homes	Unconsolidated Joint Venture Operating Homes [4]	Total Homes (incl. JV) [4]
		Stabilized [2]	Non- Stabil. / Other [3]			
West Region						
Orange County, CA	4,434	902	-	5,336	381	5,717
San Francisco, CA	2,751	-	-	2,751	602	3,353
Seattle, WA	2,837	155	-	2,992	224	3,216
Los Angeles, CA	1,225	-	-	1,225	784	2,009
Monterey Peninsula, CA	1,565	-	-	1,565	-	1,565
Other Southern CA	654	-	-	654	571	1,225
Portland, OR	476	-	-	476	-	476
	13,942	**1,057**	**-**	**14,999**	**2,562**	**17,561**
Mid-Atlantic Region						
Metropolitan DC	7,799	-	292	8,091	214	8,305
Richmond, VA	1,358	-	-	1,358	-	1,358
Baltimore, MD	720	498	-	1,218	379	1,597
	9,877	**498**	**292**	**10,667**	**593**	**11,260**
Southeast Region						
Orlando, FL	2,500	-	-	2,500	-	2,500
Nashville, TN	2,260	-	-	2,260	-	2,260
Tampa, FL	2,287	621	-	2,908	-	2,908
Other Florida	636	-	-	636	-	636
	7,683	**621**	**-**	**8,304**	**-**	**8,304**
Northeast Region						
New York, NY	1,452	188	678	2,318	710	3,028
Boston, MA	1,388	785	1,074	3,247	1,302	4,549
Philadelphia, PA	-	-	313	313	290	603
	2,840	**973**	**2,065**	**5,878**	**2,302**	**8,180**
Southwest Region						
Dallas, TX	2,345	-	-	2,345	1,514	3,859
Austin, TX	1,272	-	-	1,272	259	1,531
Denver, CO	218	-	-	218	223	441
	3,835	**-**	**-**	**3,835**	**1,996**	**5,831**
Totals	**38,177**	**3,149**	**2,357**	**43,683**	**7,453**	**51,136**
Communities [5]	**123**	**9**	**6**	**138**	**29**	**167**

	Homes	Communities
Developer Capital Program - West Coast Development JV [6]	276	1
Total completed homes	**51,412**	**168**
Under Development [7]	292	1
Joint Venture Under Development [7]	366	1
Total Quarter-end homes and communities	**52,070**	**170**

(1) See Attachment 16 for definitions and other terms.

(2) Represents homes included in Stabilized, Non-Mature Communities category on Attachment 5.

(3) Represents homes included in Acquired, Development, Redevelopment and Non-Residential/Other Communities categories on Attachment 5. Excludes development homes not yet completed and Sold and Held for Disposition Communities.

(4) Represents joint venture operating homes at 100 percent. Excludes joint venture held for disposition communities. See Attachment 12(A) for UDR's joint venture and partnership ownership interests.

(5) Represents communities whereby 100 percent of all development homes have been completed.

(6) Represents Developer Capital Program - West Coast Development JV homes at 100 percent. Excludes 2,082 homes that are part of the Developer Capital Program - Other. See Attachment 12(B) for UDR's Developer Capital Program details.

(7) See Attachments 9 and 12(A) for UDR's developments and ownership interests.



Attachment 7(B)

UDR, Inc.
Non-Mature Home Summary
Portfolio Overview as of Quarter Ended
September 30, 2019
(Unaudited) [1]

Non-Mature Home Breakout - By Date (quarter indicates anticipated date of QTD Same-Store inclusion)

Community	Category	# of Homes	Location	Same-Store Date
Parallel	Stabilized, Non-Mature	386	Orange County, CA	2Q20
CityLine II	Stabilized, Non-Mature	155	Seattle, WA	2Q20
Leonard Pointe	Stabilized, Non-Mature	188	New York, NY	2Q20
Peridot Palms	Stabilized, Non-Mature	381	Tampa, FL	2Q20
The Residences at Pacific City	Stabilized, Non-Mature	516	Orange County, CA	3Q20
345 Harrison Street	Stabilized, Non-Mature	585	Boston, MA	3Q20
The Preserve at Gateway	Stabilized, Non-Mature	240	Tampa, FL	3Q20
Currents on the Charles	Stabilized, Non-Mature	200	Boston, MA	3Q20
Rodgers Forge	Stabilized, Non-Mature	498	Baltimore, MD	4Q20
The Commons at Windsor Gardens	Acquired	914	Boston, MA	4Q20
One William	Acquired	185	New York, NY	4Q20
1301 Thomas Circle	Acquired	292	Metropolitan DC	4Q20
Park Square	Acquired	313	Philadelphia, PA	2Q21
10 Hanover Square	Redevelopment	493	New York, NY	2Q22
Garrison Square	Redevelopment	160	Boston, MA	2Q22
Total		**5,506**		

Summary of Non-Mature Home Activity

	Market	Stabilized, Non-Mature	Acquired	Redevelopment	Development	Total
Non-Mature Homes at June 30, 2019		2,211	1,251	653	-	4,115
The Preserve at Gateway	Tampa, FL	240	(240)	-	-	-
Currents on the Charles	Boston, MA	200	(200)	-	-	-
Rodgers Forge	Baltimore, MD	498	(498)	-	-	-
The Commons at Windsor Gardens	Boston, MA	-	914	-	-	914
One William	New York, NY	-	185	-	-	185
1301 Thomas Circle	Metropolitan DC	-	292	-	-	292
Non-Mature Homes at September 30, 2019		**3,149**	**1,704**	**653**	**-**	**5,506**

(1) See Attachment 16 for definitions and other terms.



Attachment 7(C)

UDR, Inc.
Total Revenue Per Occupied Home Summary
Portfolio Overview as of Quarter Ended
September 30, 2019
(Unaudited) [1]

| | Total Same-Store Homes | Non-Mature Homes | | Total Consolidated Homes | Unconsolidated Joint Venture Operating Homes [4] | Total Homes (incl. JV at share) [4] |
		Stabilized [2]	Non-Stabilized [3]			
West Region						
Orange County, CA	$ 2,361	$ 3,238	$ -	$ 2,508	$ 2,722	$ 2,515
San Francisco, CA	3,814	-	-	3,814	5,321	3,963
Seattle, WA	2,591	2,237	-	2,572	4,312	2,634
Los Angeles, CA	2,928	-	-	2,928	3,770	3,127
Monterey Peninsula, CA	1,914	-	-	1,914	-	1,914
Other Southern CA	2,014	-	-	2,014	3,022	2,320
Portland, OR	1,623	-	-	1,623	-	1,623
Mid-Atlantic Region						
Metropolitan DC	2,110	-	3,464	2,158	3,175	2,171
Richmond, VA	1,406	-	-	1,406	-	1,406
Baltimore, MD	1,742	1,267	-	1,555	1,741	1,580
Southeast Region						
Orlando, FL	1,414	-	-	1,414	-	1,414
Nashville, TN	1,354	-	-	1,354	-	1,354
Tampa, FL	1,458	1,726	-	1,515	-	1,515
Other Florida	1,668	-	-	1,668	-	1,668
Northeast Region						
New York, NY	4,608	3,578	3,473	4,202	4,835	4,286
Boston, MA	2,966	3,568	2,259	2,885	2,612	2,839
Philadelphia, PA	-	-	2,067	2,067	3,459	2,561
Southwest Region						
Dallas, TX	1,355	-	-	1,355	1,666	1,430
Austin, TX	1,547	-	-	1,547	4,607	1,830
Denver, CO	3,227	-	-	3,227	3,147	3,199
Weighted Average	$ 2,206	$ 2,692	$ 2,746	$ 2,268	$ 3,154	$ 2,337

(1) See Attachment 16 for definitions and other terms.

(2) Represents homes included in Stabilized, Non-Mature Communities category on Attachment 5.

(3) Represents homes included in Acquired, Development, Redevelopment and Non-Residential/Other Communities categories on Attachment 5. Excludes development homes not yet completed and Sold and Held for Disposition Communities.

(4) Represents joint ventures at UDR's ownership interests. Excludes joint venture held for disposition communities. See Attachment 12(A) for UDR's joint venture and partnership ownership interests.





Attachment 7(D)

UDR, Inc.
Net Operating Income Breakout By Market
September 30, 2019
(Dollars in Thousands)
(Unaudited) [1]

Percent of Total NOI by Region

West:	43.7%
Mid-Atlantic:	19.3%
Southeast:	10.7%
Northeast:	19.8%
Southwest:	6.5%

	Three Months Ended September 30, 2019			
	Same-Store	Non Same-Store [2]	UDR's Share of JVs [2][3]	Total
Net Operating Income	$ 174,162	$ 29,487	$ 22,455	$ 226,104
% of Net Operating Income	77.1%	13.0%	9.9%	100.0%

Three Months Ended September 30, 2019

	As a % of NOI	
Region	**Same-Store**	**Total**
West Region		
Orange County, CA	13.4%	13.6%
San Francisco, CA	13.2%	11.6%
Seattle, WA	9.2%	8.3%
Los Angeles, CA	4.4%	4.5%
Monterey Peninsula, CA	3.9%	3.0%
Other Southern CA	1.6%	2.0%
Portland, OR	0.9%	0.7%
	46.6%	**43.7%**
Mid-Atlantic Region		
Metropolitan DC	19.1%	15.7%
Richmond, VA	2.4%	1.8%
Baltimore, MD	1.4%	1.8%
	22.9%	**19.3%**

	As a % of NOI	
Region	**Same-Store**	**Total**
Southeast Region		
Orlando, FL	4.1%	3.2%
Nashville, TN	3.7%	2.9%
Tampa, FL	3.7%	3.7%
Other Florida	1.2%	0.9%
	12.7%	**10.7%**
Northeast Region		
New York, NY	6.7%	9.3%
Boston, MA	5.1%	9.6%
Philadelphia, PA	0.0%	0.9%
	11.8%	**19.8%**
Southwest Region		
Dallas, TX	3.3%	3.6%
Austin, TX	1.9%	1.9%
Denver, CO	0.8%	1.0%
	6.0%	**6.5%**
Total	**100.0%**	**100.0%**

(1) See Attachment 16 for definitions and other terms.

(2) Excludes results from Sold and Held for Disposition Communities.

(3) Includes UDR's share of joint venture and partnership NOI on Attachment 12(A) but excludes UDR's share of Developer Capital Program NOI on Attachment 12(B).



Attachment 8(A)

UDR, Inc.
Same-Store Operating Information By Major Market
Current Quarter vs. Prior Year Quarter
September 30, 2019
(Unaudited) [1]

	Total Same-Store Homes	% of Same-Store Portfolio Based on 3Q 2019 NOI	Same-Store					
			Physical Occupancy			Total Revenue per Occupied Home		
			3Q 19	3Q 18	Change	3Q 19	3Q 18	Change
West Region								
Orange County, CA	4,434	13.4%	96.5%	96.3%	0.2%	$ 2,361	$ 2,325	1.5%
San Francisco, CA	2,751	13.2%	96.6%	96.7%	-0.1%	3,814	3,604	5.8%
Seattle, WA	2,837	9.2%	96.7%	96.3%	0.4%	2,591	2,456	5.5%
Los Angeles, CA	1,225	4.4%	96.6%	96.1%	0.5%	2,928	2,830	3.5%
Monterey Peninsula, CA	1,565	3.9%	96.7%	97.2%	-0.5%	1,914	1,786	7.2%
Other Southern CA	654	1.6%	96.5%	96.5%	0.0%	2,014	1,913	5.3%
Portland, OR	476	0.9%	97.1%	96.2%	0.9%	1,623	1,588	2.2%
	13,942	**46.6%**	**96.6%**	**96.5%**	**0.1%**	**2,653**	**2,543**	**4.3%**
Mid-Atlantic Region								
Metropolitan DC	7,799	19.1%	97.2%	97.3%	-0.1%	2,110	2,043	3.3%
Richmond, VA	1,358	2.4%	97.3%	97.9%	-0.6%	1,406	1,340	4.9%
Baltimore, MD	720	1.4%	96.8%	95.3%	1.5%	1,742	1,689	3.1%
	9,877	**22.9%**	**97.2%**	**97.2%**	**0.0%**	**1,986**	**1,920**	**3.4%**
Southeast Region								
Orlando, FL	2,500	4.1%	96.6%	97.2%	-0.6%	1,414	1,354	4.4%
Nashville, TN	2,260	3.7%	97.8%	96.4%	1.4%	1,354	1,347	0.5%
Tampa, FL	2,287	3.7%	96.9%	97.2%	-0.3%	1,458	1,401	4.1%
Other Florida	636	1.2%	96.2%	96.7%	-0.5%	1,668	1,609	3.7%
	7,683	**12.7%**	**97.0%**	**96.9%**	**0.1%**	**1,430**	**1,387**	**3.1%**
Northeast Region								
New York, NY	1,452	6.7%	97.7%	98.0%	-0.3%	4,608	4,508	2.2%
Boston, MA	1,388	5.1%	96.4%	96.3%	0.1%	2,966	2,862	3.6%
	2,840	**11.8%**	**97.1%**	**97.2%**	**-0.1%**	**3,811**	**3,711**	**2.7%**
Southwest Region								
Dallas, TX	2,345	3.3%	96.8%	96.6%	0.2%	1,355	1,350	0.4%
Austin, TX	1,272	1.9%	97.6%	97.7%	-0.1%	1,547	1,471	5.2%
Denver, CO	218	0.8%	94.2%	89.5%	4.7%	3,227	3,270	-1.3%
	3,835	**6.0%**	**96.9%**	**96.5%**	**0.4%**	**1,523**	**1,494**	**1.9%**
Total/Weighted Avg.	**38,177**	**100.0%**	**96.9%**	**96.8%**	**0.1%**	**$ 2,206**	**$ 2,131**	**3.6%**

(1) See Attachment 16 for definitions and other terms.



Attachment 8(B)

UDR, Inc.
Same-Store Operating Information By Major Market
Current Quarter vs. Prior Year Quarter
September 30, 2019
(Unaudited) [1]

	Total Same-Store Homes	Same-Store ($000s)								
		Revenues			Expenses			Net Operating Income		
		3Q 19	3Q 18	Change	3Q 19	3Q 18	Change	3Q 19	3Q 18	Change
West Region										
Orange County, CA	4,434	$ 30,307	$ 29,781	1.8%	$ 6,907	$ 6,774	2.0%	$ 23,400	$ 23,007	1.7%
San Francisco, CA	2,751	30,409	28,761	5.7%	7,389	6,905	7.0%	23,020	21,856	5.3%
Seattle, WA	2,837	21,321	20,126	5.9%	5,555	5,742	-3.2%	15,766	14,384	9.6%
Los Angeles, CA	1,225	10,393	9,996	4.0%	2,725	2,501	9.0%	7,668	7,495	2.3%
Monterey Peninsula, CA	1,565	8,691	8,149	6.7%	1,882	1,891	-0.5%	6,809	6,258	8.8%
Other Southern CA	654	3,814	3,621	5.3%	944	941	0.3%	2,870	2,680	7.1%
Portland, OR	476	2,250	2,181	3.1%	613	540	13.5%	1,637	1,641	-0.3%
	13,942	107,185	102,615	4.5%	26,015	25,294	2.9%	81,170	77,321	5.0%
Mid-Atlantic Region										
Metropolitan DC	7,799	47,986	46,500	3.2%	14,658	14,551	0.7%	33,328	31,949	4.3%
Richmond, VA	1,358	5,573	5,346	4.2%	1,408	1,346	4.6%	4,165	4,000	4.1%
Baltimore, MD	720	3,643	3,477	4.8%	1,286	1,206	6.6%	2,357	2,271	3.8%
	9,877	57,202	55,323	3.4%	17,352	17,103	1.5%	39,850	38,220	4.3%
Southeast Region										
Orlando, FL	2,500	10,244	9,868	3.8%	3,100	2,919	6.2%	7,144	6,949	2.8%
Nashville, TN	2,260	8,978	8,804	2.0%	2,456	2,414	1.7%	6,522	6,390	2.1%
Tampa, FL	2,287	9,695	9,343	3.8%	3,228	3,107	3.9%	6,467	6,236	3.7%
Other Florida	636	3,061	2,969	3.1%	1,061	947	12.1%	2,000	2,022	-1.1%
	7,683	31,978	30,984	3.2%	9,845	9,387	4.9%	22,133	21,597	2.5%
Northeast Region										
New York, NY	1,452	19,612	19,242	1.9%	7,911	7,177	10.2%	11,701	12,065	-3.0%
Boston, MA	1,388	11,905	11,475	3.8%	3,046	2,900	5.0%	8,859	8,575	3.3%
	2,840	31,517	30,717	2.6%	10,957	10,077	8.7%	20,560	20,640	-0.4%
Southwest Region										
Dallas, TX	2,345	9,230	9,173	0.6%	3,525	3,666	-3.8%	5,705	5,507	3.6%
Austin, TX	1,272	5,760	5,489	4.9%	2,421	2,350	3.0%	3,339	3,139	6.4%
Denver, CO	218	1,988	1,923	3.4%	583	670	-13.0%	1,405	1,253	12.2%
	3,835	16,978	16,585	2.4%	6,529	6,686	-2.3%	10,449	9,899	5.6%
Total	38,177	$ 244,860	$ 236,224	3.7%	$ 70,698	$ 68,547	3.1%	$ 174,162	$ 167,677	3.9%

(1) See Attachment 16 for definitions and other terms.



Attachment 8(C)

UDR, Inc.
Same-Store Operating Information By Major Market
Current Quarter vs. Last Quarter
September 30, 2019
(Unaudited) [1]

	Total Same-Store Homes	Same-Store					
		Physical Occupancy			**Total Revenue per Occupied Home**		
		3Q 19	**2Q 19**	**Change**	**3Q 19**	**2Q 19**	**Change**
West Region							
Orange County, CA	4,434	**96.5%**	96.0%	0.5%	$ **2,361**	$ 2,358	0.1%
San Francisco, CA	2,751	**96.6%**	97.1%	-0.5%	**3,814**	3,769	1.2%
Seattle, WA	2,837	**96.7%**	97.1%	-0.4%	**2,591**	2,523	2.7%
Los Angeles, CA	1,225	**96.6%**	95.9%	0.7%	**2,928**	2,896	1.1%
Monterey Peninsula, CA	1,565	**96.7%**	97.2%	-0.5%	**1,914**	1,875	2.1%
Other Southern CA	654	**96.5%**	96.8%	-0.3%	**2,014**	1,982	1.6%
Portland, OR	476	**97.1%**	96.5%	0.6%	**1,623**	1,582	2.6%
	13,942	**96.6%**	**96.6%**	**0.0%**	**2,653**	**2,620**	**1.2%**
Mid-Atlantic Region							
Metropolitan DC	7,799	**97.2%**	97.3%	-0.1%	**2,110**	2,085	1.2%
Richmond, VA	1,358	**97.3%**	97.9%	-0.6%	**1,406**	1,390	1.2%
Baltimore, MD	720	**96.8%**	96.8%	0.0%	**1,742**	1,736	0.3%
	9,877	**97.2%**	**97.4%**	**-0.2%**	**1,986**	**1,962**	**1.3%**
Southeast Region							
Orlando, FL	2,500	**96.6%**	96.4%	0.2%	**1,414**	1,408	0.4%
Nashville, TN	2,260	**97.8%**	97.5%	0.3%	**1,354**	1,322	2.4%
Tampa, FL	2,287	**96.9%**	97.0%	-0.1%	**1,458**	1,458	0.0%
Other Florida	636	**96.2%**	96.3%	-0.1%	**1,668**	1,662	0.4%
	7,683	**97.0%**	**96.9%**	**0.1%**	**1,430**	**1,418**	**0.8%**
Northeast Region							
New York, NY	1,452	**97.7%**	97.5%	0.2%	**4,608**	4,549	1.3%
Boston, MA	1,388	**96.4%**	96.4%	0.0%	**2,966**	2,926	1.4%
	2,840	**97.1%**	**97.0%**	**0.1%**	**3,811**	**3,760**	**1.3%**
Southwest Region							
Dallas, TX	2,345	**96.8%**	97.1%	-0.3%	**1,355**	1,361	-0.4%
Austin, TX	1,272	**97.6%**	97.4%	0.2%	**1,547**	1,516	2.0%
Denver, CO	218	**94.2%**	94.8%	-0.6%	**3,227**	3,294	-2.0%
	3,835	**96.9%**	**97.0%**	**-0.1%**	**1,523**	**1,521**	**0.1%**
Total/Weighted Avg.	**38,177**	**96.9%**	**96.9%**	**0.0%**	$ **2,206**	$ **2,183**	**1.0%**

(1) See Attachment 16 for definitions and other terms.



Attachment 8(D)

UDR, Inc.
Same-Store Operating Information By Major Market
Current Quarter vs. Last Quarter
September 30, 2019
(Unaudited) [1]

	Total Same-Store Homes	Same-Store ($000s)								
		Revenues			Expenses			Net Operating Income		
		3Q 19	2Q 19	Change	3Q 19	2Q 19	Change	3Q 19	2Q 19	Change
West Region										
Orange County, CA	4,434	$ 30,307	$ 30,114	0.6%	$ 6,907	$ 6,533	5.7%	$ 23,400	$ 23,581	-0.8%
San Francisco, CA	2,751	30,409	30,206	0.7%	7,389	7,022	5.2%	23,020	23,184	-0.7%
Seattle, WA	2,837	21,321	20,848	2.3%	5,555	5,437	2.2%	15,766	15,411	2.3%
Los Angeles, CA	1,225	10,393	10,207	1.8%	2,725	2,693	1.2%	7,668	7,514	2.1%
Monterey Peninsula, CA	1,565	8,691	8,558	1.6%	1,882	1,845	2.0%	6,809	6,713	1.4%
Other Southern CA	654	3,814	3,765	1.3%	944	935	0.9%	2,870	2,830	1.4%
Portland, OR	476	2,250	2,180	3.2%	613	580	5.6%	1,637	1,600	2.4%
	13,942	107,185	105,878	1.2%	26,015	25,045	3.9%	81,170	80,833	0.4%
Mid-Atlantic Region										
Metropolitan DC	7,799	47,986	47,458	1.1%	14,658	14,116	3.8%	33,328	33,342	0.0%
Richmond, VA	1,358	5,573	5,544	0.5%	1,408	1,381	1.9%	4,165	4,163	0.0%
Baltimore, MD	720	3,643	3,629	0.4%	1,286	1,089	18.1%	2,357	2,540	-7.2%
	9,877	57,202	56,631	1.0%	17,352	16,586	4.6%	39,850	40,045	-0.5%
Southeast Region										
Orlando, FL	2,500	10,244	10,180	0.6%	3,100	2,963	4.6%	7,144	7,217	-1.0%
Nashville, TN	2,260	8,978	8,739	2.7%	2,456	2,345	4.7%	6,522	6,394	2.0%
Tampa, FL	2,287	9,695	9,704	-0.1%	3,228	3,158	2.2%	6,467	6,546	-1.2%
Other Florida	636	3,061	3,053	0.2%	1,061	1,051	0.9%	2,000	2,002	-0.1%
	7,683	31,978	31,676	1.0%	9,845	9,517	3.4%	22,133	22,159	-0.1%
Northeast Region										
New York, NY	1,452	19,612	19,319	1.5%	7,911	6,777	16.7%	11,701	12,542	-6.7%
Boston, MA	1,388	11,905	11,745	1.4%	3,046	2,812	8.3%	8,859	8,933	-0.8%
	2,840	31,517	31,064	1.5%	10,957	9,589	14.3%	20,560	21,475	-4.3%
Southwest Region										
Dallas, TX	2,345	9,230	9,296	-0.7%	3,525	3,569	-1.2%	5,705	5,727	-0.4%
Austin, TX	1,272	5,760	5,635	2.2%	2,421	2,402	0.8%	3,339	3,233	3.2%
Denver, CO	218	1,988	2,042	-2.6%	583	558	4.5%	1,405	1,484	-5.3%
	3,835	16,978	16,973	0.0%	6,529	6,529	0.0%	10,449	10,444	0.0%
Total	38,177	$ 244,860	$ 242,222	1.1%	$ 70,698	$ 67,266	5.1%	$ 174,162	$ 174,956	-0.5%

(1) See Attachment 16 for definitions and other terms.



Attachment 8(E)

UDR, Inc.
Same-Store Operating Information By Major Market
Current Year-to-Date vs. Prior Year-to-Date
September 30, 2019
(Unaudited) (1)

	Total Same-Store Homes	% of Same-Store Portfolio Based on YTD 2019 NOI	Same-Store					
			Physical Occupancy			Total Revenue per Occupied Home		
			YTD 19	YTD 18	Change	YTD 19	YTD 18	Change
West Region								
Orange County, CA	4,434	13.6%	96.2%	96.2%	0.0%	$ 2,351	$ 2,296	2.4%
San Francisco, CA	2,751	13.3%	96.9%	96.8%	0.1%	3,746	3,550	5.5%
Seattle, WA	2,837	8.9%	96.7%	96.5%	0.2%	2,527	2,406	5.0%
Los Angeles, CA	1,225	4.4%	96.5%	95.9%	0.6%	2,898	2,802	3.4%
Monterey Peninsula, CA	1,565	3.9%	96.6%	97.2%	-0.6%	1,881	1,749	7.5%
Other Southern CA	654	1.6%	96.7%	96.5%	0.2%	1,977	1,886	4.8%
Portland, OR	476	0.9%	96.7%	96.5%	0.2%	1,592	1,572	1.3%
	13,942	**46.6%**	**96.6%**	**96.5%**	**0.1%**	**2,615**	**2,505**	**4.4%**
Mid-Atlantic Region								
Metropolitan DC	7,799	19.3%	97.4%	97.4%	0.0%	2,088	2,024	3.2%
Richmond, VA	1,358	2.4%	97.6%	98.0%	-0.4%	1,386	1,328	4.4%
Baltimore, MD	720	1.4%	96.9%	96.1%	0.8%	1,729	1,694	2.1%
	9,877	**23.1%**	**97.4%**	**97.4%**	**0.0%**	**1,965**	**1,904**	**3.2%**
Southeast Region								
Orlando, FL	2,500	4.2%	96.5%	97.0%	-0.5%	1,405	1,335	5.2%
Nashville, TN	2,260	3.7%	97.4%	96.6%	0.8%	1,329	1,301	2.2%
Tampa, FL	2,287	3.8%	97.0%	97.4%	-0.4%	1,453	1,396	4.1%
Other Florida	636	1.2%	96.1%	96.6%	-0.5%	1,658	1,588	4.4%
	7,683	**12.9%**	**96.9%**	**97.0%**	**-0.1%**	**1,418**	**1,364**	**3.9%**
Northeast Region								
New York, NY	1,452	7.1%	97.8%	97.8%	0.0%	4,547	4,485	1.4%
Boston, MA	1,388	5.1%	96.3%	96.7%	-0.4%	2,934	2,805	4.6%
	2,840	**12.2%**	**97.1%**	**97.3%**	**-0.2%**	**3,765**	**3,669**	**2.6%**
Southwest Region								
Dallas, TX	2,345	3.3%	96.7%	96.5%	0.2%	1,364	1,347	1.3%
Austin, TX	1,272	1.9%	97.5%	96.9%	0.6%	1,521	1,454	4.6%
	3,617	**5.2%**	**97.0%**	**96.6%**	**0.4%**	**1,420**	**1,385**	**2.5%**
Total/Weighted Avg.	**37,959**	**100.0%**	**96.9%**	**96.9%**	**0.0%**	**$ 2,175**	**$ 2,098**	**3.7%**

(1) See Attachment 16 for definitions and other terms.



Attachment 8(F)

UDR, Inc.
Same-Store Operating Information By Major Market
Current Year-to-Date vs. Prior Year-to-Date
September 30, 2019
(Unaudited) [1]

	Total Same-Store Homes	Same-Store ($000s)								
		Revenues			Expenses			Net Operating Income		
		YTD 19	YTD 18	Change	YTD 19	YTD 18	Change	YTD 19	YTD 18	Change
West Region										
Orange County, CA	4,434	$ 90,240	$ 88,140	2.4%	$ 20,305	$ 19,604	3.6%	$ 69,935	$ 68,536	2.0%
San Francisco, CA	2,751	89,873	85,081	5.6%	21,224	20,285	4.6%	68,649	64,796	5.9%
Seattle, WA	2,837	62,395	59,286	5.2%	16,531	16,767	-1.4%	45,864	42,519	7.9%
Los Angeles, CA	1,225	30,833	29,625	4.1%	8,180	7,688	6.4%	22,653	21,937	3.3%
Monterey Peninsula, CA	1,565	25,593	23,947	6.9%	5,588	5,521	1.2%	20,005	18,426	8.6%
Other Southern CA	654	11,252	10,711	5.1%	2,759	2,697	2.3%	8,493	8,014	6.0%
Portland, OR	476	6,596	6,499	1.5%	1,753	1,598	9.7%	4,843	4,901	-1.2%
	13,942	316,782	303,289	4.4%	76,340	74,160	2.9%	240,442	229,129	4.9%
Mid-Atlantic Region										
Metropolitan DC	7,799	142,748	138,354	3.2%	43,475	43,106	0.9%	99,273	95,248	4.2%
Richmond, VA	1,358	16,533	15,910	3.9%	4,142	3,906	6.0%	12,391	12,004	3.2%
Baltimore, MD	720	10,856	10,547	2.9%	3,445	3,334	3.3%	7,411	7,213	2.7%
	9,877	170,137	164,811	3.2%	51,062	50,346	1.4%	119,075	114,465	4.0%
Southeast Region										
Orlando, FL	2,500	30,510	29,139	4.7%	8,956	8,474	5.7%	21,554	20,665	4.3%
Nashville, TN	2,260	26,326	25,563	3.0%	7,198	7,136	0.9%	19,128	18,427	3.8%
Tampa, FL	2,287	29,019	27,986	3.7%	9,411	9,076	3.7%	19,608	18,910	3.7%
Other Florida	636	9,119	8,784	3.8%	3,108	2,980	4.3%	6,011	5,804	3.6%
	7,683	94,974	91,472	3.8%	28,673	27,666	3.6%	66,301	63,806	3.9%
Northeast Region										
New York, NY	1,452	58,108	57,317	1.4%	21,641	19,947	8.5%	36,467	37,370	-2.4%
Boston, MA	1,388	35,295	33,881	4.2%	8,750	8,541	2.4%	26,545	25,340	4.8%
	2,840	93,403	91,198	2.4%	30,391	28,488	6.7%	63,012	62,710	0.5%
Southwest Region										
Dallas, TX	2,345	27,829	27,442	1.4%	10,631	10,841	-1.9%	17,198	16,601	3.6%
Austin, TX	1,272	16,976	16,130	5.2%	7,179	6,971	3.0%	9,797	9,159	7.0%
	3,617	44,805	43,572	2.8%	17,810	17,812	0.0%	26,995	25,760	4.8%
Total	37,959	$ 720,101	$ 694,342	3.7%	$ 204,276	$ 198,472	2.9%	$ 515,825	$ 495,870	4.0%

(1) See Attachment 16 for definitions and other terms.



Attachment 8(G)

UDR, Inc.
Same-Store Operating Information By Major Market
September 30, 2019
(Unaudited) [1]

	Effective Blended Lease Rate Growth 3Q 2019	Effective New Lease Rate Growth 3Q 2019	Effective Renewal Lease Rate Growth 3Q 2019	Annualized Turnover [2][3]			
				3Q 2019	3Q 2018	YTD 2019	YTD 2018
West Region							
Orange County, CA	2.0%	-0.6%	5.5%	75.7%	72.9%	62.1%	59.6%
San Francisco, CA	3.7%	2.5%	5.2%	74.6%	66.6%	59.5%	55.5%
Seattle, WA	6.0%	5.3%	6.8%	68.1%	67.5%	55.7%	54.9%
Los Angeles, CA	2.8%	0.7%	5.7%	61.5%	64.4%	50.2%	54.5%
Monterey Peninsula, CA	6.4%	5.5%	7.1%	51.5%	47.4%	43.1%	43.2%
Other Southern CA	5.6%	4.8%	6.7%	66.1%	76.4%	56.2%	59.7%
Portland, OR	6.2%	8.2%	5.1%	46.7%	59.2%	47.5%	55.9%
	3.9%	**2.1%**	**5.9%**	**69.6%**	**67.6%**	**57.0%**	**55.8%**
Mid-Atlantic Region							
Metropolitan DC	2.7%	0.6%	4.6%	59.0%	62.1%	47.2%	47.2%
Richmond, VA	4.4%	2.6%	5.9%	59.9%	57.3%	50.1%	48.5%
Baltimore, MD	3.3%	1.1%	5.3%	77.1%	74.4%	57.2%	60.5%
	2.9%	**0.8%**	**4.7%**	**60.8%**	**62.6%**	**48.5%**	**48.6%**
Southeast Region							
Orlando, FL	4.7%	3.8%	5.7%	62.1%	59.0%	53.2%	52.5%
Nashville, TN	4.3%	3.1%	5.6%	57.6%	56.0%	50.9%	49.8%
Tampa, FL	4.0%	2.6%	5.7%	64.9%	62.1%	56.6%	55.1%
Other Florida	2.4%	-0.2%	4.5%	42.4%	50.5%	46.2%	46.7%
	4.2%	**2.9%**	**5.6%**	**60.5%**	**58.5%**	**53.1%**	**52.1%**
Northeast Region							
New York, NY	2.6%	1.6%	3.3%	62.0%	62.3%	40.2%	47.6%
Boston, MA	4.0%	1.9%	6.4%	66.9%	71.2%	56.4%	55.7%
	3.0%	**1.7%**	**4.3%**	**64.5%**	**66.9%**	**49.5%**	**51.9%**
Southwest Region							
Dallas, TX	1.9%	-2.3%	5.6%	63.3%	67.5%	53.2%	57.3%
Austin, TX	4.9%	4.4%	5.3%	58.0%	56.8%	54.3%	54.4%
Denver, CO	2.8%	-0.2%	6.8%	78.3%	85.5%	56.4%	69.9%
	3.0%	**0.2%**	**5.6%**	**62.7%**	**65.7%**	**53.8%**	**57.3%**
Total/Weighted Avg.	**3.5%**	**1.8%**	**5.3%**	**63.8%**	**63.8%**	**52.7%**	**52.8%**
3Q 2018 Weighted Avg. Lease Rate Growth [3]	**3.5%**	**2.4%**	**4.6%**				
3Q 2019 Percentage of Total Repriced Homes		**50.1%**	**49.9%**				

(1) See Attachment 16 for definitions and other terms.
(2) 3Q19 same-store home count: 38,177. YTD 2019 same-store home count: 37,959.
(3) 3Q18 same-store home count: 38,307. YTD 2018 same-store home count: 37,673.



Attachment 9

UDR, Inc.
Development Summary
September 30, 2019
(Dollars in Thousands)
(Unaudited) [1]

Wholly-Owned

Community	Location	# of Homes	Compl. Homes	Cost to Date	Budgeted Cost	Est. Cost per Home	Project Debt	Schedule Start	Initial Occ.	Compl.	Percentage Leased	Occupied
Projects Under Construction												
Cirrus	Denver, CO	292	-	$ 21,845	$ 97,500	$ 334	$ -	3Q19	4Q21	1Q22	-	-
Total Under Construction		**292**	**-**	**$ 21,845**	**$ 97,500**	**$ 334**	**$ -**					
Completed Projects, Non-Stabilized												
N/A	N/A	-	-	$ -	$ -	$ -	$ -	N/A	N/A	N/A	-	-
Total Completed, Non-Stabilized		**-**	**-**	**$ -**	**$ -**	**$ -**	**$ -**					
Total - Wholly Owned		**292**	**-**	**$ 21,845**	**$ 97,500**	**$ 334**	**$ -**					

NOI From Wholly-Owned Projects

	3Q 19
Projects Under Construction	$ -
Completed, Non-Stabilized	-
Total	**$ -**

UDR's Capitalized Interest

	3Q 19
	$ 177

Unconsolidated Joint Ventures [2]

Community	Location	Own. Interest	# of Homes	Compl. Homes	Cost to Date [3]	Budgeted Cost	Project Debt	Schedule Start	Initial Occ.	Compl.	Percentage Leased	Occupied
Projects Under Construction												
Vitruvian West Phase 2	Addison, TX	50%	366	-	$ 21,009	$ 64,000	$ -	1Q19	2Q20	1Q21	-	-
Total Under Construction			**366**	**-**	**$ 21,009**	**$ 64,000**	**$ -**					
Completed Projects, Non-Stabilized												
N/A	N/A	N/A	-	-	$ -	$ -	$ -	N/A	N/A	N/A	-	-
Total Completed, Non-Stabilized			**-**	**-**	**$ -**	**$ -**	**$ -**					
Total - Unconsolidated Joint Ventures			**366**	**-**	**$ 21,009**	**$ 64,000**	**$ -**					

UDR's Share of NOI From Unconsolidated Joint Venture Projects

	3Q 19
Projects Under Construction	$ (4)
Completed, Non-Stabilized	-
Total	**$ (4)**

UDR's Capitalized Interest

	3Q 19
	$ 116

Projected Stabilized Yield on Development Projects Over Respective Market Cap Rates: 150-200 bps

(1) See Attachment 16 for definitions and other terms.
(2) Unconsolidated developments are presented at 100%.
(3) Cost to Date includes land using the fair value established at joint venture formation versus historical cost and excludes UDR outside basis differences.



Attachment 10

UDR, Inc.
Redevelopment Summary
September 30, 2019
(Dollars in Thousands)
(Unaudited) [1]

Community	Location	# of Homes	Sched. Redev. Homes	Compl. Homes	Cost to Date	Budgeted Cost [2]	Est. Cost per Home	Schedule Start	Schedule Compl.	Same-Store [3]	Percentage Leased	Percentage Occupied
Projects in Redevelopment												
10 Hanover Square	New York, NY	493	493	161	$ 6,254	$ 25,000	$ 51	1Q19	1Q21	2Q22	94.9%	94.7%
Garrison Square	Boston, MA	160	160	54	5,328	10,500	66	1Q19	1Q21	2Q22	79.4%	78.1%
Total		**653**	**653**	**215**	**$ 11,582**	**$ 35,500**	**$ 54**					

UDR's Capitalized Interest

3Q 19
$ 155

(1) See Attachment 16 for definitions and other terms.
(2) Represents UDR's incremental capital invested in the projects.
(3) Estimated Same-Store quarter represents the quarter UDR anticipates contributing the community to the QTD same-store pool.



Attachment 11

UDR, Inc.
Land Summary
September 30, 2019
(Dollars in Thousands)
(Unaudited) (1)

Parcel	Location	UDR Ownership Interest	Real Estate Cost Basis	UDR's Share Cost Basis	Pursuing Entitlements	Design Development	Hold for Future Development
					Status Update (2)		
Wholly-Owned							
Vitruvian Park®	Addison, TX	100%	$ 13,652	$ 13,652	Complete		In Process
Dublin	Dublin, CA	100%	16,747	16,747	In Process	In Process	
500 Penn Street NE	Washington, DC	100%	31,933	31,933	Complete	In Process	
Total			$ 62,332	$ 62,332			

Unconsolidated Joint Ventures	Location	UDR Ownership Interest	Real Estate Cost Basis	UDR's Share Cost Basis	Pursuing Entitlements	Design Development	Hold for Future Development
UDR/MetLife Land - 4 parcels	Addison, TX	50%	$ 41,574	$ 20,787	Complete	In Process	In Process
Total			$ 41,574	$ 20,787			
Total			$ 103,906	$ 83,119			

UDR's Capitalized Interest

3Q 19
$ 959

(1) See Attachment 16 for definitions and other terms.

(2) <u>Pursuing Entitlements</u>: During this phase the Company is actively pursuing the necessary approvals for the rights to develop multifamily and/or mixed use communities.

<u>Design Development</u>: During this phase the Company is actively working to complete architectural and engineering documents in preparation for the commencement of construction of multifamily and/or mixed uses communities.

<u>Hold for Future Development</u>: Entitled and/or unentitled land sites that the Company holds for future development.



Attachment 12(A)

UDR, Inc.
Unconsolidated Joint Venture Summary
September 30, 2019
(Dollars in Thousands)
(Unaudited) [1]

Portfolio Characteristics	Property Type	Own. Interest	# of Comm. / Parcels	# of Homes [2]	Physical Occupancy 3Q 19	Total Rev. per Occ. Home 3Q 19	Net Operating Income UDR's Share 3Q 19	Net Operating Income UDR's Share YTD 19	Net Operating Income Total YTD 19 [3]
UDR / MetLife [4]									
Operating communities	Various	50%	26	6,627	95.9%	$ 3,208	$ 20,494	$ 61,647	$ 122,901
Non-Mature	Various	50%	2	533	95.4%	2,702	1,450	3,689	7,378
Development communities	Mid-rise	50%	1	-	-	-	(4)	(20)	(40)
Land parcels		50%	4	-	-	-	(13)	(41)	(82)
UDR / KFH									
Sold communities [5]	High-rise	30%	-	-	-	-	-	-	-
UDR / West Coast Development JV									
Operating communities	Mid-rise	47%	1	293	96.0%	2,712	528	1,725	3,661
Total			**34**	**7,453**	**95.9%**	**$ 3,154**	**$ 22,455**	**$ 67,000**	**$ 133,818**

Balance Sheet Characteristics	Gross Book Value of JV Real Estate Assets [6]	Total Project Debt [6]	UDR's Equity Investment	Weighted Avg. Debt Interest Rate	Debt Maturities
UDR / MetLife [4]					
Operating communities	$ 2,969,357	$ 1,635,973	$ 417,235	4.20%	2020-2029
Non-Mature	186,317	111,804	42,985	4.27%	2028
Development communities	21,009	-	14,402	N/A	N/A
Land parcels	41,574	-	33,749	N/A	N/A
UDR / KFH					
Sold communities [5]	-	-	156	N/A	N/A
UDR / West Coast Development JV					
Operating communities	129,360	55,429	35,165	4.36%	2019
Total	**$ 3,347,617**	**$ 1,803,206**	**$ 543,692**	**4.21%**	

Joint Venture Same-Store Growth	Joint Venture Same-Store Communities [7]	3Q 19 vs. 3Q 18 Growth Revenue	3Q 19 vs. 3Q 18 Growth Expense	3Q 19 vs. 3Q 18 Growth NOI	3Q 19 vs. 2Q 19 Growth Revenue	3Q 19 vs. 2Q 19 Growth Expense	3Q 19 vs. 2Q 19 Growth NOI
UDR / MetLife	26	1.8%	2.9%	1.3%	0.7%	3.8%	-0.8%
Total	**26**	**1.8%**	**2.9%**	**1.3%**	**0.7%**	**3.8%**	**-0.8%**

Joint Venture Same-Store Growth	Joint Venture Same-Store Communities [7]	YTD 19 vs. YTD 18 Growth Revenue	YTD 19 vs. YTD 18 Growth Expense	YTD 19 vs. YTD 18 Growth NOI
UDR / MetLife	25	2.1%	2.8%	1.7%
Total	**25**	**2.1%**	**2.8%**	**1.7%**

(1) See Attachment 16 for definitions and other terms.

(2) Includes homes completed for the period ended September 30, 2019.

(3) Represents NOI at 100% for the period ended September 30, 2019.

(4) In August 2019, UDR announced that it had entered into an agreement with MetLife to acquire the approximately 50% ownership interest not previously owned in 10 UDR/MetLife operating communities, one development community and four land parcels valued at $1.1 billion, or $557 million at UDR's share, and to sell its approximately 50% ownership interest in five UDR/MetLife operating communities valued at $645 million, or $323 million at UDR's share, to MetLife. The transaction is expected to close during the fourth quarter of 2019, subject to customary closing conditions and closing price adjustments.

(5) In 3Q19, the UDR/KFH joint venture sold one of its remaining two communities to an unaffiliated third-party and sold the remaining community to UDR.

(6) Joint ventures and partnerships represented at 100%. Debt balances are presented net of deferred financing costs. The gross book value of real estate assets for the UDR / West Coast Development JV represents the going-in valuation.

(7) Joint Venture Same-Store growth is presented at UDR's ownership interest.



Attachment 12(B)

UDR, Inc.
Developer Capital Program [2]
September 30, 2019
(Dollars in Thousands)
(Unaudited) [1]

West Coast Development JV [3]

Community	Location	Own. Interest	# of Homes	Going-in Valuation	UDR Initial Investment Cost	UDR Share of Debt [4]	Schedule Start	Schedule Compl.	Schedule Stabilization	Percentage Leased	Percentage Occupied
Completed Projects, Stabilized											
The Arbory	Hillsboro, OR	49%	276	$ 68,400	$ 16,121	$ 17,288	4Q16	4Q18	2Q19	95.7%	94.9%
Total - West Coast Development JV			**276**	**$ 68,400**	**$ 16,121**	**$ 17,288**					

Economics For West Coast Development JV

	UDR's Equity Investment [5]	Preferred Return	3Q 2019 at UDR's Share: Preferred Return	Net Operating Income	Interest and Other Expense	Income from Preferred Equity Investment [6]
The Arbory [3]	$ 17,080	6.5%	$ 35	$ 376	$ (340)	$ 71
Total - West Coast Development JV	**$ 17,080**		**$ 35**	**$ 376**	**$ (340)**	**$ 71**

Developer Capital Program - Other

Community	Location	# of Homes	UDR Investment Commitment [7]	UDR Investment Balance [7]	Return Rate	Years to Maturity	Income from Investment 3Q 2019	Upside Participation	Investment Type
The Portals	Washington, DC	373	$ 38,559	$ 46,863	11.0%	1.7	$ 1,287	-	Mezzanine Loan
1532 Harrison	San Francisco, CA	136	24,645	29,753	11.0%	2.8	802	-	Preferred Equity
1200 Broadway	Nashville, TN	313	55,558	62,666	8.0%	3.0	1,244	Variable	Preferred Equity
Alameda Point Block 11 [8]	Alameda, CA	220	20,000	24,261	12.0%	0.2	789	-	Secured Loan
Junction	Santa Monica, CA	66	8,800	10,072	12.0%	2.8	299	-	Preferred Equity
1300 Fairmount	Philadelphia, PA	471	51,393	36,404	Variable [9]	3.9	930	Variable	Preferred Equity
Essex	Orlando, FL	330	12,886	14,347	12.5%	3.9	443	-	Preferred Equity
Modera Lake Merritt	Oakland, CA	173	27,250	17,377	9.0%	4.6	366	Variable	Preferred Equity
Total - Developer Capital Program - Other		**2,082**	**$ 239,091**	**$ 241,743**	**10.0%**	**2.9**	**$ 6,160**		

Total Developer Capital Program - UDR Initial Investment Cost/Investment Balance, Including Accrued Return as of quarter-end **$ 264,400**

(1) See Attachment 16 for definitions and other terms.
(2) UDR's investments noted above are reflected as investment in and advances to unconsolidated joint ventures or notes receivable, net on the Consolidated Balance Sheets and income/(loss) from unconsolidated entities or interest and other income/(expense), net on the Consolidated Statements of Operations in accordance with GAAP.
(3) On the West Coast Development JV communities, UDR receives a 6.5% preferred return on our equity investment cost until stabilization. Our partner assumes all economics until stabilization. Upon stabilization, economics will be shared between UDR and our partner. A community is considered stabilized when it reaches 80% occupancy for ninety consecutive days. UDR has the option to purchase each community at a fixed price commencing one year after completion.
(4) Debt balances are presented net of deferred financing costs.
(5) UDR's equity investment of $17.1 million is inclusive of outside basis, depreciation expense and our accrued preferred return, which differs from our investment cost of $16.1 million.
(6) Excludes depreciation expense.
(7) Investment commitment represents maximum loan principal or equity and therefore excludes accrued return. Investment balance includes amount funded plus accrued return prior to the period end.
(8) In March 2018, UDR made a $20.0 million secured loan to a third-party developer to acquire a parcel of land upon which the developer will construct a 220 apartment home community. The loan is secured by the land parcel and is reflected in notes receivable, net on the Consolidated Balance Sheets and interest and other income/(expense), net on the Consolidated Statements of Operations in accordance with GAAP.
(9) As of quarter-end, the return rate on our investment in 1300 Fairmount was 12.0%.



Attachment 13

UDR, Inc.
Acquisitions, Dispositions and Developer Capital Program Investments Summary
September 30, 2019
(Dollars in Thousands)
(Unaudited) [1]

Date of Investment	Community	Location	Prior Ownership Interest	Post Transaction Ownership Interest	UDR Investment Commitment	Return Rate	# of Homes
Developer Capital Program - Other							
Apr-19	Modera Lake Merrit	Oakland, CA	N/A	N/A	$ 27,250	9.0%	173
					$ 27,250	9.0%	173

Date of Purchase	Community	Location	Prior Ownership Interest	Post Transaction Ownership Interest	Price [2]	Debt [2]	# of Homes	Price per Home
Acquisitions - Wholly-Owned								
Jan-19	Parallel	Orange County, CA	49%	100%	$ 122,600	$ -	386	$ 318
Jan-19	CityLine II	Seattle, WA	49%	100%	61,300	-	155	395
Feb-19	Leonard Pointe	New York, NY	0%	100%	132,100	-	188	703
Feb-19	Peridot Palms	Tampa, FL	0%	100%	98,300	-	381	258
Apr-19	Rodgers Forge	Baltimore, MD	0%	100%	86,400	-	498	173
May-19	Park Square	Philadelphia, PA	0%	100%	107,300	-	313	343
May-19	The Preserve at Gateway	Tampa, FL	0%	100%	49,400	-	240	206
Jun-19	Currents on the Charles	Boston, MA	0%	100%	84,600	-	200	423
Aug-19	The Commons at Windsor Gardens	Boston, MA	0%	100%	270,200	-	914	296
Aug-19	One William	Englewood, NJ	0%	100%	83,600	-	185	452
Aug-19	1301 Thomas Circle [3]	Washington, DC	30%	100%	186,800	-	292	640
					$ 1,282,600	$ -	3,752	$ 342
Acquisitions - Wholly-Owned Land								
Jan-19	500 Penn Street NE	Washington, DC	0%	100%	$ 27,100	$ -	-	$ -
Feb-19	Cirrus	Denver, CO	0%	100%	13,700	-	-	-
					$ 40,800	$ -	-	$ -

Date of Sale	Community	Location	Prior Ownership Interest	Post Transaction Ownership Interest	Price [2]	Debt [2]	# of Homes	Price per Home
Dispositions - Joint Ventures								
May-19	Twenty400	Metropolitan, DC	30%	0%	$ 74,800	$ 36,245	217	$ 345
Jul-19	Portico	Washington, DC	30%	0%	43,500	25,132	151	288
Aug-19	1301 Thomas Circle	Washington, DC	30%	100%	184,000	104,872	292	630
					$ 302,300	$ 166,249	660	$ 458
Dispositions - Wholly-Owned Land								
Jun-19	Wilshire La Jolla	Los Angeles, CA	100%	0%	$ 38,000	$ -	-	$ -
					$ 38,000	$ -	-	$ -

(1) See Attachment 16 for definitions and other terms.
(2) Price represents 100% of assets. Debt represents 100% of the asset's indebtedness.
(3) Includes approximately $2.8 million of closing costs as a result of the acquisition by UDR.



Attachment 14

UDR, Inc.
Capital Expenditure and Repair and Maintenance Summary
September 30, 2019
(In thousands, except Cost per Home)
(Unaudited) [1]

Capital Expenditures for Consolidated Homes [2]	Estimated Useful Life (yrs.)	Three Months Ended September 30, 2019		Cost per Home	Capex as a % of NOI	Nine Months Ended September 30, 2019		Cost per Home	Capex as a % of NOI
Average number of homes [3]			42,906				41,675		
Recurring Cap Ex									
Asset preservation									
Building interiors	5 - 20	$	4,855	$ 113		$	12,393	$ 297	
Building exteriors	5 - 20		3,969	93			9,375	225	
Landscaping and grounds	10		858	20			3,093	74	
Total asset preservation			9,682	226			24,861	597	
Turnover related	5		3,495	81			8,284	199	
Total Recurring Cap Ex			**13,177**	**307**	7%		**33,145**	**795**	6%
NOI Enhancing Cap Ex	5 - 20		**11,299**	**263**			**27,939**	**670**	
Total Recurring and NOI Enhancing Cap Ex		$	**24,476**	$ **570**		$	**61,084**	$ **1,466**	

Repair and Maintenance for Consolidated Homes (Expensed)	Three Months Ended September 30, 2019		Cost per Home	Nine Months Ended September 30, 2019		Cost per Home
Average number of homes [3]		42,906			41,675	
Contract services	$	**6,117**	$ **143**	$	**16,837**	$ **404**
Turnover related expenses		**2,730**	**64**		**5,983**	**144**
Other Repair and Maintenance						
Building interiors		2,358	55		6,321	152
Building exteriors		551	13		1,499	36
Landscaping and grounds		204	5		716	17
Total Repair and Maintenance	$	**11,960**	$ **279**	$	**31,356**	$ **752**

(1) See Attachment 16 for definitions and other terms.
(2) Excludes redevelopment capital and initial capital expenditures on acquisitions.
(3) Average number of homes is calculated based on the number of homes outstanding at the end of each month.



Attachment 15

UDR, Inc.
Full-Year 2019 Guidance
September 30, 2019
(Unaudited) [(1)]

Net Income, FFO, FFO as Adjusted and AFFO per Share and Unit Guidance	4Q 2019	Full-Year 2019 Guidance		
		Full-Year 2019	Prior Guidance	Change from Prior Midpoint
Income/(loss) per weighted average common share, diluted	$0.36 to $0.38	$0.68 to $0.70	$0.74 to $0.77	($0.065)
FFO per common share and unit, diluted	$0.45 to $0.47	$2.03 to $2.05	$2.08 to $2.11	($0.055)
FFO as Adjusted per common share and unit, diluted	$0.53 to $0.55	$2.07 to $2.09	$2.06 to $2.09	$0.005
Adjusted Funds from Operations ("AFFO") per common share and unit, diluted	$0.47 to $0.49	$1.91 to $1.93	$1.90 to $1.93	$0.005
Annualized dividend per share and unit		$1.37	$1.37	-

Same-Store Guidance	Full-Year 2019	Prior Guidance	Change from Prior Midpoint
Revenue growth	3.50% - 3.90%	3.40% - 4.00%	-
Expense growth	2.40% - 2.80%	2.50% - 3.00%	(0.15%)
NOI growth	4.00% - 4.40%	3.75% - 4.50%	0.075%
Physical occupancy	96.8% - 97.0%	96.8% - 97.0%	-
Same-Store homes	37,959	37,959	-

Sources of Funds ($ in millions)	Full-Year 2019	Prior Guidance	Change from Prior Midpoint
AFFO in Excess of Dividends	$171 to $177	$168 to $177	$1.5
Debt, LOC Draw / Paydown and Sales Proceeds	$1,240 to $1,505	$750 to $975	$510
Equity Issuance	$726	$662	$64
Cash and cash equivalents	$185	$185	-

Uses of Funds ($ in millions)	Full-Year 2019	Prior Guidance	Change from Prior Midpoint
Debt maturities inclusive of principal amortization [(2)]	$864	$373	$491
Development spending and land acquisitions	$90 to $110	$90 to $125	($7.5)
Redevelopment and other non-recurring	$30 to $40	$25 to $35	$5
Operations Platform	$40 to $50	$35 to $45	$5
Developer Capital Program	$40 to $165	$35 to $45	$62.5
Acquisitions	$1,215 to $1,325	$1,215 to $1,325	-
NOI enhancing capital expenditures inclusive of Kitchen and Bath	$40 to $45	$40 to $45	-

Other Additions/(Deductions) ($ in millions except per home amounts)	Full-Year 2019	Prior Guidance	Change from Prior Midpoint
Consolidated interest expense, net of capitalized interest and adjustments for FFO as Adjusted	($140) to ($144)	($140) to ($146)	$1
Capitalized interest [(3)]	$3 to $7	$3 to $7	-
General and administrative	($48) to ($52)	($48) to ($52)	-
Total joint venture FFO including fee income, net of adjustments for FFO as Adjusted	$74 to $77	$75 to $80	($2)
Average stabilized homes	42,300	41,000	1,300
Recurring capital expenditures per home	$1,210	$1,210	-

(1) See Attachment 16 for definitions and other terms.
(2) Excludes short-term maturities related to the Company's unsecured commercial paper program.
(3) Excludes capitalized interest on joint venture and partnership level debt, which is included in the guidance for "Total joint venture FFO including fee income, net of adjustments for FFO as Adjusted" above.



Attachment 16(A)

Acquired Communities: The Company defines Acquired Communities as those communities acquired by the Company, other than development and redevelopment activity, that did not achieve stabilization as of the most recent quarter.

Adjusted Funds from Operations ("AFFO") attributable to common stockholders and unitholders: The Company defines AFFO as FFO as Adjusted attributable to common stockholders and unitholders less recurring capital expenditures on consolidated communities that are necessary to help preserve the value of and maintain functionality at our communities.

Management considers AFFO a useful supplemental performance metric for investors as it is more indicative of the Company's operational performance than FFO or FFO as Adjusted. AFFO is not intended to represent cash flow or liquidity for the period, and is only intended to provide an additional measure of our operating performance. The Company believes that net income/(loss) attributable to common stockholders is the most directly comparable GAAP financial measure to AFFO. Management believes that AFFO is a widely recognized measure of the operations of REITs, and presenting AFFO will enable investors to assess our performance in comparison to other REITs. However, other REITs may use different methodologies for calculating AFFO and, accordingly, our AFFO may not always be comparable to AFFO calculated by other REITs. AFFO should not be considered as an alternative to net income/(loss) (determined in accordance with GAAP) as an indication of financial performance, or as an alternative to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions. A reconciliation from net income/(loss) attributable to common stockholders to AFFO is provided on Attachment 2.

Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items: The Company defines Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items as Consolidated Interest Coverage Ratio - adjusted for non-recurring items divided by total consolidated interest, excluding the impact of costs associated with debt extinguishment, plus preferred dividends.

Management considers Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items a useful metric for investors as it provides ratings agencies, investors and lending partners with a widely-used measure of the Company's ability to service its consolidated debt obligations as well as compare leverage against that of its peer REITs. A reconciliation of the components that comprise Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Consolidated Interest Coverage Ratio - adjusted for non-recurring items: The Company defines Consolidated Interest Coverage Ratio - adjusted for non-recurring items as Consolidated EBITDAre – adjusted for non-recurring items divided by total consolidated interest, excluding the impact of costs associated with debt extinguishment.

Management considers Consolidated Interest Coverage Ratio - adjusted for non-recurring items a useful metric for investors as it provides ratings agencies, investors and lending partners with a widely-used measure of the Company's ability to service its consolidated debt obligations as well as compare leverage against that of its peer REITs. A reconciliation of the components that comprise Consolidated Interest Coverage Ratio - adjusted for non-recurring items is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items: The Company defines Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items as total consolidated debt net of cash and cash equivalents divided by annualized Consolidated EBITDAre - adjusted for non-recurring items. Consolidated EBITDAre - adjusted for non-recurring items is defined as EBITDAre excluding the impact of income/(loss) from unconsolidated entities, adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures and other non-recurring items including, but not limited to casualty-related charges/(recoveries), net of wholly owned communities.

Management considers Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items a useful metric for investors as it provides ratings agencies, investors and lending partners with a widely-used measure of the Company's ability to service its consolidated debt obligations as well as compare leverage against that of its peer REITs. A reconciliation between net income/(loss) and Consolidated EBITDAre - adjusted for non-recurring items is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Controllable Expenses: The Company refers to property operating and maintenance expenses as Controllable Expenses.

Controllable Operating Margin: The Company defines Controllable Operating Margin as (i) rental income less Controllable Expenses (ii) divided by rental income. Management considers Controllable Operating Margin a useful metric as it provides investors with an indicator of the Company's ability to limit the growth of expenses that are within the control of the Company.

Development Communities: The Company defines Development Communities as those communities recently developed or under development by the Company, that are currently majority owned by the Company and have not achieved stabilization as of the most recent quarter.

Earnings Before Interest, Taxes, Depreciation and Amortization for Real Estate (EBITDAre): The Company defines EBITDAre as net income/(loss) (computed in accordance GAAP), plus interest expense, including costs associated with debt extinguishment, plus real estate depreciation and amortization, plus other depreciation and amortization, plus (minus) income tax provision/(benefit), net, (minus) plus net gain/(loss) on the sale of depreciable real estate owned, plus impairment write-downs of depreciable real estate, plus the adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures. The Company computes EBITDAre in accordance with standards established by the National Association of Real Estate Investment Trusts, or Nareit, which may not be comparable to EBITDAre reported by other REITs that do not compute EBITDAre in accordance with the Nareit definition, or that interpret the Nareit definition differently than the Company does. The White Paper on EBITDAre was approved by the Board of Governors of Nareit in September 2017.

Management considers EBITDAre a useful metric for investors as it provides an additional indicator of the Company's ability to incur and service debt, and will enable investors to assess our performance against that of its peer REITs. EBITDAre should be considered along with, but not as an alternative to, net income and cash flow as a measure of the Company's activities in accordance with GAAP. EBITDAre does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of funds available to fund our cash needs. A reconciliation between net income/(loss) and EBITDAre is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Effective New Lease Rate Growth: The Company defines Effective New Lease Rate Growth as the increase in gross potential rent realized less concessions for the new lease term (current effective rent) versus prior resident effective rent for the prior lease term on new leases commenced during the current quarter.

Management considers Effective New Lease Rate Growth a useful metric for investors as it assesses market-level new demand trends.

Effective Renewal Lease Rate Growth: The Company defines Effective Renewal Lease Rate Growth as the increase in gross potential rent realized less concessions for the new lease term (current effective rent) versus prior effective rent for the prior lease term on renewed leases commenced during the current quarter.

Management considers Effective Renewal Lease Rate Growth a useful metric for investors as it assesses market-level, in-place demand trends.

Estimated Quarter of Completion: The Company defines Estimated Quarter of Completion of a development or redevelopment project as the date on which construction is expected to be completed, but it does not represent the date of stabilization.



UDR, Inc.
Definitions and Reconciliations
September 30, 2019
(Unaudited)

Funds from Operations as Adjusted ("FFO as Adjusted") attributable to common stockholders and unitholders: The Company defines FFO as Adjusted attributable to common stockholders and unitholders as FFO excluding the impact of other non-comparable items including, but not limited to, acquisition-related costs, prepayment costs/benefits associated with early debt retirement, impairment write-downs or gains and losses on sales of real estate or other assets incidental to the main business of the Company and income taxes directly associated with those gains and losses, casualty-related expenses and recoveries, severance costs and legal and other costs.

Management believes that FFO as Adjusted is useful supplemental information regarding our operating performance as it provides a consistent comparison of our operating performance across time periods and allows investors to more easily compare our operating results with other REITs. FFO as Adjusted is not intended to represent cash flow or liquidity for the period, and is only intended to provide an additional measure of our operating performance. The Company believes that net income/(loss) attributable to common stockholders is the most directly comparable GAAP financial measure to FFO as Adjusted. However, other REITs may use different methodologies for calculating FFO as Adjusted or similar FFO measures and, accordingly, our FFO as Adjusted may not always be comparable to FFO as Adjusted or similar FFO measures calculated by other REITs. FFO as Adjusted should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of financial performance, or as an alternative to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity. A reconciliation from net income attributable to common stockholders to FFO as Adjusted is provided on Attachment 2.

Funds from Operations ("FFO") attributable to common stockholders and unitholders: The Company defines FFO attributable to common stockholders and unitholders as net income/(loss) attributable to common stockholders (computed in accordance with GAAP), excluding impairment write-downs of depreciable real estate related to the main business of the Company or of investments in non-consolidated investees that are directly attributable to decreases in the fair value of depreciable real estate held by the investee, gains and losses from sales of depreciable real estate related to the main business of the Company and income taxes directly associated with those gains and losses, plus real estate depreciation and amortization, and after adjustments for noncontrolling interests, and the Company's share of unconsolidated partnerships and joint ventures. This definition conforms with the National Association of Real Estate Investment Trust's definition issued in April 2002 and restated in November 2018. In the computation of diluted FFO, if OP Units, DownREIT Units, unvested restricted stock, unvested LTIP Units, stock options, and the shares of Series E Cumulative Convertible Preferred Stock are dilutive, they are included in the diluted share count.

Management considers FFO a useful metric for investors as the Company uses FFO in evaluating property acquisitions and its operating performance and believes that FFO should be considered along with, but not as an alternative to, net income and cash flow as a measure of the Company's activities in accordance with GAAP. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of funds available to fund our cash needs. A reconciliation from net income/(loss) attributable to common stockholders to FFO is provided on Attachment 2.

Held For Disposition Communities: The Company defines Held for Disposition Communities as those communities that were held for sale as of the end of the most recent quarter.

Joint Venture Reconciliation at UDR's weighted average ownership interest:

In thousands	3Q 2019	YTD 2019
Income/(loss) from unconsolidated entities	$ 12,713	$ 19,387
Management fee	1,229	3,791
Interest expense	10,314	30,908
Depreciation	14,615	45,500
General and administrative	92	365
West Coast Development JV Preferred Return - Attachment 12(B)	(35)	(485)
Developer Capital Program - Other (excludes Alameda Point Block 11)	(5,371)	(14,026)
Other (income)/expense	(646)	(88)
Unrealized gain on unconsolidated investments	(4,355)	(4,670)
NOI related to sold properties	(466)	(2,565)
(Gain)/loss on sales	(5,259)	(10,510)
Total Joint Venture NOI at UDR's Ownership Interest	$ 22,831	$ 67,607

Net Operating Income ("NOI"): The Company defines NOI as rental income less direct property rental expenses. Rental income represents gross market rent and other revenues less adjustments for concessions, vacancy loss and bad debt. Rental expenses include real estate taxes, insurance, personnel, utilities, repairs and maintenance, administrative and marketing. Excluded from NOI is property management expense which is calculated as 2.875% of property revenue to cover the regional supervision and accounting costs related to consolidated property operations, and land rent.

Management considers NOI a useful metric for investors as it is a more meaningful representation of a community's continuing operating performance than net income as it is prior to corporate-level expense allocations, general and administrative costs, capital structure and depreciation and amortization and is a widely used input, along with capitalization rates, in the determination of real estate valuations. A reconciliation from net income attributable to UDR, Inc. to NOI is provided below.

In thousands	3Q 2019	2Q 2019	1Q 2019	4Q 2018	3Q 2018
Net income/(loss) attributable to UDR, Inc.	$ 27,204	$ 35,619	$ 24,503	$ 82,139	$ 18,610
Property management	8,309	8,006	7,703	7,280	7,240
Other operating expenses	2,751	2,735	5,646	3,952	3,314
Real estate depreciation and amortization	127,391	117,934	112,468	106,469	107,881
Interest expense	42,523	34,417	33,542	38,226	34,401
Casualty-related charges/(recoveries), net	(1,088)	246	-	(243)	678
General and administrative	12,197	12,338	12,467	10,955	11,896
Tax provision/(benefit), net	1,499	125	2,212	70	158
(Income)/loss from unconsolidated entities	(12,713)	(6,625)	(49)	(36)	1,382
Interest income and other (income)/expense, net	(1,875)	(1,310)	(9,813)	(1,660)	(1,188)
Joint venture management and other fees	(6,386)	(2,845)	(2,751)	(2,935)	(2,888)
Other depreciation and amortization	1,619	1,678	1,656	1,616	1,682
(Gain)/loss on sale of real estate owned, net of tax	-	(5,282)	-	(65,897)	-
Net income/(loss) attributable to noncontrolling interests	2,218	2,699	2,099	7,476	1,648
Total consolidated NOI	$ 203,649	$ 199,735	$ 189,683	$ 187,412	$ 184,814



Attachment 16(C)

UDR, Inc.
Definitions and Reconciliations
September 30, 2019
(Unaudited)

NOI Enhancing Capital Expenditures ("Cap Ex"): The Company defines NOI Enhancing Capital Expenditures as expenditures that result in increased income generation or decreased expense growth over time.

Management considers NOI Enhancing Capital Expenditures a useful metric for investors as it quantifies the amount of capital expenditures that are expected to grow, not just maintain, revenues or to decrease expenses.

Non-Mature Communities: The Company defines Non-Mature Communities as those communities that have not met the criteria to be included in same-store communities.

Non-Residential / Other: The Company defines Non-Residential / Other as non-apartment components of mixed-use properties, land held, properties being prepared for redevelopment and properties where a material change in home count has occurred.

Physical Occupancy: The Company defines Physical Occupancy as the number of occupied homes divided by the total homes available at a community.

QTD Same-Store Communities: The Company defines QTD Same-Store Communities as those communities Stabilized for five full consecutive quarters. These communities were owned and had stabilized operating expenses as of the beginning of the quarter in the prior year, were not in process of any substantial redevelopment activities, and not held for disposition.

Recurring Capital Expenditures: The Company defines Recurring Capital Expenditures as expenditures that are necessary to help preserve the value of and maintain functionality at its communities.

Redevelopment Communities: The Company generally defines Redevelopment Communities as those communities where substantial redevelopment is in progress that is expected to have a material impact on the community's operations, including occupancy levels and future rental rates.

Redevelopment Projected Weighted Average Return on Incremental Capital Invested: The projected weighted average return on incremental capital invested for redevelopment projects is NOI as set forth in the definition of Stabilization Period for Redevelopment Yield, less Recurring Capital Expenditures, minus the project's annualized NOI prior to commencing the redevelopment, less Recurring Capital Expenditures, divided by the total cost of the project.

Sold Communities: The Company defines Sold Communities as those communities that were disposed of prior to the end of the most recent quarter.

Stabilization/Stabilized: The Company defines Stabilization/Stabilized as when a community's occupancy reaches 90% or above for at least three consecutive months.

Stabilized, Non-Mature Communities: The Company defines Stabilized, Non-Mature Communities as those communities that have reached Stabilization but are not yet in the same-store portfolio.

Stabilization Period for Development Yield: The Company defines the Stabilization Period for Development Yield as the forward twelve month NOI, excluding any remaining lease-up concessions outstanding, commencing one year following the delivery of the final home of the project.

Stabilization Period for Redevelopment Yield: The Company defines the stabilization period for a redevelopment property yield for purposes of computing the Redevelopment Projected Weighted Average Return on Incremental Capital Invested, as the forward twelve month NOI, excluding any remaining lease-up concessions outstanding, commencing one year following the delivery of the final home of a project.

Stabilized Yield on Developments: The Company calculates expected stabilized yields on development as follows: projected stabilized NOI less management fees divided by budgeted construction costs on a project-specific basis. Projected stabilized NOI for development projects, calculated in accordance with the NOI reconciliation provided on Attachment 16(B), is set forth in the definition of Stabilization Period for Development Yield. Given the differing completion dates and years for which NOI is being projected for these communities as well as the complexities associated with estimating other expenses upon completion such as corporate overhead allocation, general and administrative costs and capital structure, a reconciliation to GAAP measures is not meaningful. Projected NOI for these projects is neither provided, nor is representative of Management's expectations for the Company's overall financial performance or cash flow growth and there can be no assurances that forecast NOI growth implied in the estimated construction yield of any project will be achieved.

Management considers estimated Stabilized Yield on Developments as a useful metric for investors as it helps provide context to the expected effects that development projects will have on the Company's future performance once stabilized.

Total Revenue per Occupied Home: The Company defines Total Revenue per Occupied Home as rental and other revenues, calculated in accordance with GAAP, divided by the product of occupancy and the number of apartment homes.

Management considers Total Revenue per Occupied Home a useful metric for investors as it serves as a proxy for portfolio quality, both geographic and physical.

TRS: The Company's taxable REIT subsidiary ("TRS") focuses on development, land entitlement and short-term hold investments. TRS gains on sales, net of taxes, is defined as net sales proceeds less a tax provision and the gross investment basis of the asset before accumulated depreciation.

YTD Same-Store Communities: The Company defines YTD Same-Store Communities as those communities Stabilized for two full consecutive calendar years. These communities were owned and had stabilized operating expenses as of the beginning of the prior year, were not in process of any substantial redevelopment activities, and not held for disposition.



Attachment 16(D)

UDR, Inc.
Definitions and Reconciliations
September 30, 2019
(Unaudited)

All guidance is based on current expectations of future economic conditions and the judgment of the Company's management team. The following reconciles from GAAP Net income/(loss) per share for full year 2019 and fourth quarter of 2019 to forecasted FFO, FFO as Adjusted and AFFO per share and unit:

| | Full-Year 2019 | | | |
	Low		High	
Forecasted net income per diluted share	$	0.68	$	0.70
Conversion from GAAP share count		(0.07)		(0.07)
Net gain on the sale of depreciable real estate owned		(0.40)		(0.40)
Depreciation		1.75		1.75
Noncontrolling interests		0.06		0.06
Preferred dividends		0.01		0.01
Forecasted FFO per diluted share and unit	$	**2.03**	$	**2.05**
Legal and other costs		0.01		0.01
Net gain on the sale of non-depreciable real estate owned		(0.02)		(0.02)
Cost associated with debt extinguishment		0.09		0.09
Casualty-related charges/(recoveries)		-		-
Joint venture development success fee		(0.01)		(0.01)
Unrealized gain on unconsolidated investments, net of tax		(0.01)		(0.01)
Promoted interest on settlement of note receivable, net of tax		(0.02)		(0.02)
Forecasted FFO as Adjusted per diluted share and unit	$	**2.07**	$	**2.09**
Recurring capital expenditures		(0.16)		(0.16)
Forecasted AFFO per diluted share and unit	$	**1.91**	$	**1.93**

| | 4Q 2019 | | | |
	Low		High	
Forecasted net income per diluted share	$	0.36	$	0.38
Conversion from GAAP share count		(0.03)		(0.03)
Net gain on the sale of depreciable real estate owned		(0.36)		(0.36)
Depreciation		0.45		0.45
Noncontrolling interests		0.03		0.03
Preferred dividends		-		-
Forecasted FFO per diluted share and unit	$	**0.45**	$	**0.47**
Legal and other costs		-		-
Cost associated with debt extinguishment		0.08		0.08
Casualty-related charges/(recoveries)		-		-
Joint venture development success fee		-		-
Forecasted FFO as Adjusted per diluted share and unit	$	**0.53**	$	**0.55**
Recurring capital expenditures		(0.06)		(0.06)
Forecasted AFFO per diluted share and unit	$	**0.47**	$	**0.49**

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